                                                               EXHIBIT (a)(1)(A)
                           OFFER TO PURCHASE FOR CASH

              Up to 1,800,000 Shares of Common Stock, No Par Value

                                       of

                          Hooker Furniture Corporation
                                       at

                      A Purchase Price of $12.50 Per Share

                                       by

                          Hooker Furniture Corporation
                      Employee Stock Ownership Plan Trust

    THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 8, 2000,
                      UNLESS THE TENDER OFFER IS EXTENDED.


   The Hooker Furniture Corporation Employee Stock Ownership Plan Trust (the "ESOP Trust") for the Hooker Furniture Corporation Employee Stock Ownership Plan (the "ESOP"), sponsored by Hooker Furniture Corporation, a Virginia corporation (the "Company" or "Hooker"), is offering to purchase for cash up to 1,800,000 shares of Hooker's common stock upon the terms and subject to the conditions set forth in this document and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the tender offer). The ESOP Trust is inviting you to tender your shares at the price of $12.50 per share, net to you in cash, without interest, upon the terms and subject to the conditions of the tender offer.

   All shares properly tendered and not properly withdrawn will be purchased at the purchase price, on the terms and subject to the conditions of the tender offer, including the proration provisions. The ESOP Trust reserves the right, in its sole discretion, to purchase more than 1,800,000 shares in the tender offer, subject to applicable law. Shares not purchased because of proration provisions will not be purchased in the tender offer. Shares not purchased in the tender offer will be returned to the tendering shareholders at Hooker's expense as promptly as practicable after the expiration of the tender offer. See Section 1.

   The tender offer is subject to certain conditions, including, among other things, that:

     (1) There be validly tendered and not withdrawn before the expiration of the tender offer that number of shares of Hooker common stock which when combined with shares owned by the ESOP Trust would result in the ESOP Trust owning at least 30% of the shares of Hooker common stock issued and outstanding on the date of purchase, and

     (2) After giving effect to the acceptance of shares validly tendered in the offer, Hooker will continue to have at least 300 shareholders of record.

   See Section 6 of this offer to purchase for information regarding these conditions and the other conditions of the tender offer.


                This offer to purchase is dated August 9, 2000.

   At a meeting of Hooker's Board of Directors held on June 20, 2000, the Board declared a quarterly dividend of $.085 per share payable on August 29, 2000 to shareholders of record on August 15, 2000. Shareholders tendering shares pursuant to the offer will continue to be shareholders of record until the shares are purchased in the offer. Accordingly, if you are the record holder on August 15, 2000, the record date for the regular dividend, tendering your shares will NOT prevent you from receiving the dividend because no shares will be purchased in the offer until after September 8, 2000.

   The shares are not listed on any securities exchange or authorized to be quoted on Nasdaq or in any other inter-dealer quotation system of a registered national securities association. As of August 1, 2000, the latest date Hooker could obtain sale information before the date of the public announcement of the tender offer, the last reported sale price of the shares in the "over-the-counter" market reported to the National Association of Securities Dealers was $9.13 on August 1, 2000. See Section 7 for additional information regarding reported sales prices for the shares.

   Hooker's Board of Directors and U.S. Trust Company, N.A., the Trustee for the ESOP Trust (the "Trustee"), have approved the tender offer. However, neither Hooker's Board of Directors nor the Trustee makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. This tender offer is being made to all Hooker shareholders (excluding shares held by the ESOP Trust on behalf of ESOP participants), including shareholders who are directors, officers or beneficial owners of more than five percent of Hooker's common stock. Certain of Hooker's directors and executive officers, as well as certain beneficial owners of more than five percent of Hooker's common stock, have advised Hooker and the Trustee that they intend to tender shares in the tender offer.

                               ----------------

                                   Important

   If you wish to tender all or any part of your shares, you should either

     (1) complete and sign a letter of transmittal, or a facsimile of it, according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, to First Union National Bank, the depositary for the tender offer, and mail or deliver the certificates for the shares to the depositary together with any other documents required by the letter of transmittal or (b) tender the shares according to the procedure for book-entry transfer described in Section 3, or

     (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.

   If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your shares. If you desire to tender your shares and

     (1) your certificates for the shares are not immediately available or cannot be delivered to the depositary, or

     (2) you cannot comply with the procedure for book-entry transfer, or

     (3) your other required documents cannot be delivered to the depositary by the expiration of the tender offer,

   you must tender your shares according to the guaranteed delivery procedure described in Section 3.

   To tender the shares properly, you must properly complete and duly execute the related letter of transmittal.

   Questions and requests for assistance may be directed to Corporate Investor Communications, Inc., the information agent for the tender offer at the address and telephone number set forth on the back cover page of this document. Requests for additional copies of this document, the related letter of transmittal or the notice of guaranteed delivery may be directed to the information agent.

   This offer to purchase contains information about Hooker, including without limitation, a description of Hooker's business, certain historical and pro forma financial information of Hooker, certain forward-looking information with respect to Hooker's business, and opinions of Hooker's management and Board of Directors. All such information and opinions about Hooker contained in this offer to purchase have been furnished to the Trustee by Hooker for this offer document. The Trustee makes no representation as to, and assumes no responsibility for, the accuracy or completeness of opinions or information provided by Hooker or the failure by Hooker to disclose information that may affect the accuracy of the information provided by Hooker, but which was unknown to the Trustee.

   This offer to purchase, including the Summary Term Sheet and Sections 2, 6, 7, 8, 9, 10, 11, 12 and 14 contains certain statements that are not based on historical facts, but constitute forward-looking statements. Such forward-looking statements include statements relating to the consummation of the tender offer and the transactions contemplated thereby, including the related financing, and the effects of the tender offer on Hooker and its shareholders. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. The consummation of the tender offer and the transactions contemplated thereby, including the related financing, are subject to a number of significant conditions. These statements reflect Hooker's reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Hooker has identified a number of these factors in this offer to purchase as well as in its filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q which are incorporated in this offer to purchase by reference. You are referred to those reports for further information. See the information under the caption "Where You Can Find More Information Concerning Hooker" in Section 9 "Certain Information Concerning Hooker and the ESOP Trust" for information on where and how you can inspect or obtain copies of those reports.

   In addition, the ESOP Trust has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your shares in the tender offer. The ESOP Trust has not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this document or in the related letter of transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by the ESOP Trust.

                               TABLE OF CONTENTS

 Section                                                                    Page
 -------                                                                    ----
 Summary Term Sheet.......................................................    1

 The Tender Offer.........................................................    4

   1. Number of Shares; Proration........................................     4

   2. Purpose of the Tender Offer; Material Effects of the Tender Offer..     5

   3. Procedures for Tendering Shares....................................     8

   4. Withdrawal Rights..................................................    11

   5. Purchase of Shares and Payment of Purchase Price...................    12

   6. Conditions of the Tender Offer.....................................    13

   7. Price Range of Shares; Dividends...................................    15

   8. Source and Amount of Funds.........................................    16

   9. Certain Information Concerning Hooker and the ESOP Trust...........    18

  10. Approval of the Tender Offer by Hooker's Board of Directors and the
      Trustee............................................................    25

  11. Interest of Hooker's Directors, Executive Officers and Principal
      Shareholders; Transactions and Arrangements Concerning Shares......    28

  12. Effects of the Tender Offer on the Market for Shares; Registration
      under the Exchange Act.............................................    30

  13. Legal Matters; Regulatory Approvals................................    31

  14. Certain United States Federal Income Tax Consequences; Section 1042
      Election...........................................................    31

  15. Extension of the Tender Offer; Termination; Amendment; Subsequent
      Offering Period....................................................    34

  16. Fees and Expenses..................................................    35

  17. Miscellaneous......................................................    36

                               SUMMARY TERM SHEET

   The ESOP Trust is providing this summary term sheet for your convenience. It highlights the most material information in this document, but you should realize that it does not describe all of the details of the tender offer to the same extent described in this document. You are urged to read the entire document and the related letter of transmittal because they contain the full details of the tender offer. This summary includes references to the Sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?

   The Hooker Furniture Corporation Employee Stock Ownership Plan Trust is offering to purchase your shares of Hooker common stock. The Trustee of the ESOP Trust is U.S. Trust Company, N.A. The Trustee has responsibility for the management of the ESOP Trust.

What will the purchase price for the shares be?

   The ESOP Trust will purchase the shares at a price of $12.50 per share. See
Section 1.

How many shares will the ESOP Trust purchase?

   The ESOP Trust will purchase the number shares of Hooker's common stock, such that when the shares purchased by the ESOP Trust are combined with shares already owned by the ESOP Trust, the ESOP Trust will own at least 30% of the shares of Hooker common stock issued and outstanding on the date of purchase. As of the date of this offer to purchase the ESOP Trust would need to purchase 1,720,920 shares in the tender offer to satisfy this condition. The ESOP Trust also expressly reserves the right to purchase additional shares. See Section 1. The tender offer is conditioned on a minimum number of shares being tendered. See Section 6.

How will the ESOP Trust pay for the shares?

   The ESOP Trust will obtain all of the funds necessary to purchase shares tendered in the offer, by means of secured term loan from Hooker. In turn, Hooker will obtain such funds by means of an unsecured term loan up to $22.5 million from SunTrust Bank, N.A. The tender offer is subject to the receipt by the ESOP Trust of financing from Hooker. See Section 8.

How long do I have to tender my shares?

   You may tender your shares until the tender offer expires. The tender offer will expire on Friday, September 8, 2000, at 5:00 p.m., New York City time, unless the Trustee extends the tender offer. See Section 1. The Trustee may choose to extend the tender offer for any reason. See Section 15.

How will I be notified if the Trustee extends the tender offer?

   The ESOP Trust will issue a press release by 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date if the Trustee decides to extend the tender offer. See Section 15.

Are there any conditions to the tender offer?

   Yes. One condition is that there be validly tendered and not withdrawn before the expiration of the tender offer that number of shares of Hooker common stock which when combined with shares owned by the ESOP Trust would result in the ESOP Trust owning at least 30% of the shares of Hooker common stock issued and outstanding on the date of purchase. As of the date of this offer to purchase, a minimum of 1,720,920 shares would need to be validly tendered and not withdrawn to meet this condition. A second condition is that after giving effect to the acceptance of shares validly tendered in the offer, Hooker will continue to have at least 300 shareholders of record. A third condition is that the ESOP Trust obtain from Hooker financing to purchase the shares. A fourth condition is that the Trustee must receive a "bring-down" opinion from its financial advisor affirming its prior opinion concerning the tender offer. In addition, the tender offer is subject to conditions such as the absence of legal and governmental action prohibiting the tender offer and changes in general market conditions or Hooker's business that, in the judgment of the Trustee, are or may be materially adverse to the ESOP Trust or to Hooker. See Section 6.

How do I tender my shares?

   To tender your shares, the following must occur prior to 5:00 p.m., New York City time, on Friday, September 8, 2000, unless the offer is extended:

  . you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the depositary at the address appearing on the back cover page of this document; or

  . the depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal; or

  .  you must comply with the guaranteed delivery procedure.

   You should contact the information agent for assistance in tendering your shares. See Section 3 and the instructions to the letter of transmittal.

Once I have tendered shares in the tender offer, can I withdraw my tender?

   You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on Friday, September 8, 2000, unless the Trustee extends the tender offer. If the ESOP Trust has not accepted for payment the shares you have tendered to the ESOP Trust, you may also withdraw your shares after 12:00 Midnight, New York City time, on October 8, 2000. See Section 4.

How do I withdraw shares I previously tendered?

   You must deliver on a timely basis a written, telegraphic or facsimile notice of your withdrawal to the depositary at the address appearing on the back cover page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

Has Hooker's Board of Directors or the Trustee adopted a position on the tender offer?

   Hooker's Board of Directors and the Trustee have approved the tender offer. However, neither Hooker's Board of Directors nor the Trustee makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. This tender offer is being made to all Hooker shareholders (excluding shares held by the ESOP Trust on behalf of ESOP participants), including shareholders who are directors, officers or beneficial owners of more than five percent of Hooker's common stock. Certain of Hooker's directors and executive officers, and certain beneficial owners of five percent or more of Hooker's common stock, have advised Hooker and the Trustee that they intend to tender shares in the tender offer. See Section 10.

When will the ESOP Trust pay for the shares I tender?

   The ESOP Trust will pay the purchase price, net in cash, without interest, for the shares the ESOP Trust purchases as promptly as practicable after the expiration of the tender offer and the acceptance of the shares for payment. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

   If you are a registered shareholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, you are urged to consult your broker or bank to determine whether transaction costs are applicable. See Section 3.

If I tender shares will I still receive the dividend payable to shareholders of record on August 15, 2000?

   Yes, if you are a record holder on August 15, 2000, the record date for the dividend, tendering shares will not prevent you from receiving the dividend.

What are the United States federal income tax consequences if I tender my shares?

   Unless you are eligible to elect special tax treatment under Section 1042 of the Internal Revenue Code, as described below, you will have a taxable transaction for United States federal income tax purposes if you sell shares to the ESOP Trust. In general, you will have taxable gain or loss in an amount equal to the difference between your adjusted basis in the shares sold and the amount of cash that you receive for the shares. See Section 14.

What is the special tax treatment provided under Section 1042 of the Internal Revenue Code?

   A feature of the offer that may be attractive to you is the opportunity for qualifying shareholders to defer taxation of the capital gains on the sale of their shares. You may qualify under Section 1042 of the Internal Revenue Code to defer paying tax on the gain from the sale of your shares to the ESOP Trust to the extent that you reinvest the sales proceeds in "qualified replacement property" and satisfy certain other requirements. If you meet these requirements, the gain that would have been taxed at the time of the sale is instead taxed at the time you dispose of the qualified replacement property. This tax treatment will apply only if you make an affirmative election for it to apply and a number of other requirements are met. If you are also a participant in the ESOP, and you make an election to have Section 1042 of the Internal Revenue Code apply to the sale of your shares, you and certain of your relatives and other related persons who participate in the ESOP (such as spouses, brothers and sisters, children, trust and estate beneficiaries and others) will be prohibited for a specified period of time from receiving allocations under the ESOP of shares purchased by the ESOP Trust in the tender offer. In addition, shareholders who own (directly or by attribution) more than 25% of Hooker's shares and who participate in the ESOP will be prohibited from receiving an allocation of shares purchased in the tender offer if any shareholder elects Section 1042 treatment. See Section 14.

Will I have to pay stock transfer tax if I tender my shares?

   If you instruct the depositary in the related letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Who can I talk to if I have questions?

   The information agent can help answer your questions. The information agent is Corporate Investor Communications, Inc. The contact information for the information agent is set forth on the back cover page of this document.

                                THE TENDER OFFER

1. Number of Shares; Proration.

   General. Upon the terms and subject to the conditions described in this offer to purchase and in the letter of transmittal, the ESOP Trust will purchase up to 1,800,000 shares that are validly tendered on or prior to the expiration date of the offer, and not properly withdrawn in accordance with
Section 4, at a price of $12.50 per share. The later of 5:00 p.m., New York time, on Friday, September 8, 2000, or the latest time and date to which the offer is extended pursuant to Section 15, is referred to herein as the "expiration date." The proration period also expires on the expiration date.

   The ESOP Trust reserves the right, in its sole discretion, to purchase more than 1,800,000 shares pursuant to the offer. See Section 15. In accordance with applicable regulations of the Securities and Exchange Commission (the "SEC"), the ESOP Trust may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the offer. Although the ESOP Trust has no intention to change the terms of the offer, if (i) the ESOP Trust increases or decreases the price to be paid for the shares, increases the number of shares being sought and such increase in the number of shares being sought exceeds 2% of the outstanding shares, or decreases the number of shares being sought; and (ii) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the offer will be extended at least until the expiration of such period of ten business days.

   This offer is conditioned on a minimum number of shares being tendered as well as certain other conditions. See Section 6.

   Upon the terms and subject to the conditions described in this offer to purchase and in the letter of transmittal, the ESOP Trust will pay the $12.50 purchase price for shares validly tendered and not withdrawn pursuant to this offer, taking into account the number of shares so tendered. All shares not purchased pursuant to this offer, including shares not purchased because of proration, will be returned to the tendering shareholders at Hooker's expense as promptly as practicable following the expiration date.

   Upon the terms and subject to the conditions of this offer, if the required minimum number of shares (or such greater number of shares as the ESOP Trust may elect to purchase) have been properly tendered and not properly withdrawn on or prior to the expiration date, the ESOP Trust will purchase all such shares up to 1,800,000 shares.

   Upon the terms and subject to the conditions of the tender offer, if more than the required minimum number of shares, or such greater number of shares as the ESOP Trust may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn before the expiration date, the ESOP Trust will purchase all shares properly tendered and not properly withdrawn before the expiration date, on a pro rata basis (according to the number of shares tendered) with appropriate adjustments to avoid purchases of fractional shares, as described below.

   Proration. If proration of tendered shares is required, the ESOP Trust will determine the proration factor as soon as practicable following the expiration date. Proration for each shareholder tendering shares shall be based on the ratio of the number of shares properly tendered and not properly withdrawn by such shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn the ESOP Trust does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased under the tender offer until seven to ten business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. Shareholders may obtain preliminary proration information from the information agent and may be able to obtain such information from their brokers.

   This offer to purchase and the related letter of transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on Hooker's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. Purpose of the Tender Offer; Material Effects of the Tender Offer.

  Purpose of the Tender Offer

   The financial success of Hooker is dependent in large part on the efforts of its employees. The Hooker Board of Directors believes that the ESOP is an important and effective program for increasing the financial security of these employees, and providing them and their beneficiaries with retirement benefits. The Board of Directors also believes that there is not currently an orderly or viable market for Hooker's shares and, as a result, Hooker's shares are undervalued in the "over-the-counter" market. Hooker believes that the tender offer is a prudent use of its financial resources given its business profile, financial condition and current price in the "over-the-counter" market, and that financing the purchase of the shares by the ESOP Trust is an appropriate use of capital and an efficient means to provide liquidity and value to all of Hooker's shareholders and will further enhance the value of the ESOP to Hooker's employees.

   Over the past two years, Hooker has considered various strategic alternatives with respect to maximizing shareholder value. See Section 10. During the course of its general shareholder relations efforts, several of Hooker's large shareholders have indicated their view that large share repurchases would be a preferable use of available resources to increase shareholder value.

   The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the shares, make this an attractive time for the ESOP Trust to purchase a significant portion of the outstanding shares. In the view of Hooker, the offer represents an attractive investment for the ESOP Trust as well as an appropriate use of Hooker's cash that should benefit Hooker and its shareholders over the long term. Hooker believes that increased share ownership by the ESOP Trust will enhance Hooker's ability to recruit, retain and motivate its employees. In deciding to approve the offer, the Board of Directors took into account the expected financial impact of the offer on Hooker, including the increased ESOP Trust contributions and interest expense together with financial and operating constraints associated with the financing required to fund the offer, and the impact on Hooker's ability to make future contributions to the ESOP Trust. Hooker believes that its cash, short-term investments and access to credit facilities following the completion of the offer, together with its anticipated cash flow from operations, are adequate for its cash needs for normal operations and anticipated capital expenditures in the foreseeable future, and to sustain regular contributions to the ESOP Trust.

   In order to achieve the potential benefits described below, the Board of Directors of Hooker directed the Trustee to consider the purchase of shares by the ESOP Trust in a tender offer, and the Trustee has determined, subject to reconfirmation prior to the closing of the tender offer, that the tender offer is in the interest of the ESOP participants and beneficiaries and that the ESOP Trust's purchase of shares is a prudent investment for the ESOP Trust. In reaching this conclusion, the Trustee has considered, among other things, its fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended, and the stated purposes of the ESOP Trust. The Trustee has also reviewed, together with its financial and legal advisors, Hooker's financial statements, business and prospects, historical trading activity, as well as the tender offer and ESOP Term Loan documents (as defined in Section 8 below). The Trustee's decision, on behalf of the ESOP Trust, to purchase the shares pursuant to this tender offer is subject to the Trustee's financial advisor's bring-down opinion and the advice of its legal counsel with respect to the satisfaction of the other conditions to the offer. See Section 6 for a discussion of the conditions to the tender offer.

   To date Hooker has expended approximately $150,000, and additionally will take approximately $300,000 of non-recurring pre-tax charges against earnings in the second half of 2000, principally for costs associated with the analysis and consideration of various strategic alternatives and costs associated with the tender by the ESOP Trust.

  Potential Benefits of the Tender Offer

   Hooker believes the tender offer may provide several benefits to the Company and its shareholders, including:

  . Because the shares are traded only on a limited basis in the "over-the-counter" market, the offer affords to those shareholders who desire liquidity an opportunity to sell all or a portion of their shares at a price of $12.50 per share. The offer may give shareholders the opportunity to sell a larger number of shares than could likely be sold in the "over-the-counter" market at a price greater than the "over-the-counter" market prices reported prior to the announcement of the offer. See Section 7 for historical share price information. In addition, where shares are tendered by the registered owner of the shares directly to the depositary, the sale of those shares in the tender offer will permit the seller to avoid the usual transaction costs associated with open market sales.

  . Eligible shareholders may be permitted to defer paying tax on gains recognized in the sale of their shares under the tender offer if they can meet certain requirements. See Section 14.

  . The offer will permit the ESOP Trust to acquire a significant number of shares for future allocation under the ESOP and thus will enhance future share ownership by ESOP participants and their beneficiaries. The increased employee share ownership that will result from the purchase of shares by the ESOP Trust will be valuable in attracting, retaining and motivating employees. As a result of the tender offer Hooker will be able to provide significant employee share ownership benefits that are not currently offered by Hooker's competitors.

  . After the tender offer is completed, Hooker's financial condition, access to capital and outlook for continued favorable cash generation will allow Hooker to continue to pursue the development of its core business, including ongoing product development activities, important marketing initiatives, capital expenditures and strategic acquisitions.

   Accordingly, the Board of Directors of Hooker believes that the tender offer is consistent with Hooker's long-term corporate goal of increasing shareholder value, and believes the tender offer will enhance the value of the ESOP to Hooker's employees. The Trustee of the ESOP Trust has independently determined that the tender offer is in the interests of the ESOP participants and beneficiaries. Shareholders who do not participate in the tender offer will experience no change in their relative equity interest in Hooker, and thus will experience no change in their share in Hooker's future earnings and assets.

  Potential Risks and Disadvantages of the Tender Offer

   Hooker believes the tender offer also presents some potential risks and disadvantages to Hooker and its continuing shareholders, including:

  . Hooker will incur significant additional indebtedness in order to fund the ESOP Trust's purchase of the tendered shares. In connection with the tender offer, Hooker will enter into a term loan for approximately $22.5 million. Hooker, in turn, will lend the proceeds of this loan to the ESOP Trust to fund the purchase of the tendered shares. See Section 8 for a discussion of the financing of the tender offer. If the tender offer is fully subscribed, Hooker's ratio of earnings to fixed charges will decrease materially. See Section 9 "Selected Pro Forma Financial Data". Hooker cannot determine whether the market for Hooker's common stock or other third party perceptions of Hooker will be adversely affected by the additional indebtedness. Hooker's higher leverage will also result in its continuing shareholders bearing a higher risk in the event of future losses or earnings reductions.

  . The summary pro forma financial data contained in Section 9 shows that Hooker's interest expense for fiscal year 1999 on a pro forma basis would have been approximately $2.4 million compared to its actual interest expense for fiscal year 1999 of approximately $647,000, thereby reducing its available cash for normal operations, capital expenditures and other growth initiatives.

  . For financial reporting purposes, Hooker will incur an additional non-cash compensation expense each year resulting from the allocation to ESOP participants of shares acquired through the tender offer by the ESOP Trust. Shares acquired by the ESOP Trust in the tender offer will be allocated to ESOP participants over the term of the ESOP Term Loan (See Section 8 "Source and Amount of Funds" for a description of the ESOP Term Loan) as principal and interest payments are made on that loan. The summary pro forma financial data contained in Section 9 reflects additional compensation expense of approximately $1.8 million for fiscal year 1999 on a pro forma basis.

  . The acquisition of additional shares by the ESOP Trust will, over time, significantly increase Hooker's "repurchase obligation" (as defined below) under the ESOP. ESOP participants and beneficiaries can receive distributions of their vested ESOP benefits in the form of Hooker shares. In addition, participants and beneficiaries have a "put" right pursuant to which they can require Hooker to repurchase their shares during the 60-day period following such distribution of their shares from the ESOP Trust, or during an additional 60-day period in the following year. The purchase may be made by the ESOP Trust if Hooker consents and the Trustee deems the purchase appropriate. The purchase price for the shares must be their then current fair market value, as determined by an independent appraiser. However, for a specified period following the tender offer, Hooker (but not the ESOP Trust) may, in its discretion, make purchases from such ESOP participants or beneficiaries at a price that is not less than $17.95, which is the fair market value determined by an independent appraiser the year immediately preceding the year of the tender offer. The obligation of Hooker and the ESOP Trust to repurchase participants' and beneficiaries' shares pursuant to this put right is generally referred to as a "repurchase obligation." Because the shares acquired in the tender offer will be allocated to ESOP participants over the term of the ESOP Term Loan (See Section 8 "Source and Amount of Funds" for a description of the ESOP Term Loan) and because Hooker has little control over when ESOP participants and beneficiaries will receive distributions or whether they will exercise their put rights, it is difficult to predict the impact of the increased repurchase obligation in any particular year. However, it is expected that the repurchase obligation will result in a substantial additional aggregate liability over time.

  . Hooker has or will incur one-time charges of approximately $450,000 before taxes in connection with the tender offer. See Section 9.

  . Since shares purchased in the tender offer will be owned by the ESOP Trust, the tender offer will reduce Hooker's "public float" (the number of shares owned by non-affiliate shareholders and available for trading in the "over-the-counter" securities market). This reduction in Hooker's public float, combined with higher leverage, may result in lower stock prices or reduced liquidity in the trading market for its common stock following the completion of the tender offer.

   Neither Hooker's Board of Directors nor the Trustee makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares. Neither Hooker's Board of Directors nor the Trustee has authorized any person to make any such recommendation. Shareholders should carefully evaluate all information in the tender offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares and, if so, how many shares to tender. Hooker and the Trustee have been informed that certain of Hooker's directors and executive officers, as well as certain beneficial owners of five percent or more of Hooker's common stock, intend to tender shares in the tender offer.

   This offer to purchase contains information about Hooker, including without limitation, a description of Hooker's business, certain historical and pro forma financial information of Hooker, certain forward-looking information with respect to Hooker's business and opinions of Hooker's management and Board of Directors. All such information and opinions about Hooker contained in this offer to purchase have been furnished to the Trustee by Hooker for this offer document. The Trustee makes no representation or warranty to recipients of this offer as to the accuracy of such information or opinions.

   Hooker or the ESOP Trust may in the future purchase additional shares of common stock on the open market, in private transactions, through tender offers or otherwise. Any additional purchases may be on the same terms or on terms that are more or less favorable to shareholders than the terms of the tender offer. However, SEC Rule 14e-5 prohibits the ESOP Trust and its affiliates from purchasing any shares, other than pursuant to the tender offer, until the expiration date of the tender offer, except pursuant to certain limited exceptions provided in Rule 14e-5.

3. Procedures for Tendering Shares.

   Proper Tender of Shares. For shares to be tendered properly under the tender offer, (1) the certificates for such shares (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), including any required signature guarantees, or an "agent's message" (as defined below), and any other documents required by the letter of transmittal, must be received before 5:00 p.m., New York City time, on the expiration date by the depositary at its address set forth on the back cover page of this document or (2) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

   Shareholders who hold shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through the brokers or banks and not directly to the depository.

   Signature Guarantees and Method of Delivery. No signature guarantee is required: (1) if the letter of transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, referred to as the "book-entry transfer facility", whose name appears on a security position listing as the owner of the shares) tendered therewith and such holder has not completed either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the letter of transmittal; or (2) if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the letter of transmittal. If a certificate for shares is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

   Payment for shares tendered and accepted for payment under the tender offer will be made only after timely receipt by the depositary of certificates for such shares or a timely confirmation of the book-entry transfer of such shares into the depositary's account at the book-entry transfer facility as described above, a properly completed and duly executed letter of transmittal or a manually signed facsimile thereof, or an agent's message in the case of a book-entry transfer, and any other documents required by the letter of transmittal. The method of delivery of all documents, including certificates for shares, the letter of transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

   Book-Entry Delivery. The depositary will establish an account with respect to the shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this document, and any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary's account in accordance with the book-entry transfer facility's procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the depositary's account at the book-entry transfer facility, either (1) a properly completed and duly executed letter of transmittal or a manually signed facsimile thereof with any required signature guarantees, or an agent's message, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this document before the expiration date or (2) the guaranteed delivery procedure described below must be followed. Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

   The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal and that the ESOP Trust may enforce such agreement against such participant.

   Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, 31% of the gross proceeds payable to a shareholder or other payee under the tender offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the depositary that the shareholder is not subject to backup withholding. Specified shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements rules. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. The applicable form can be obtained from the Information Agent. See Instructions 10 and 11 of the related letter of transmittal.

   To prevent federal backup withholding tax equal to 31% of the gross payments made to shareholders for shares purchased under the tender offer, each shareholder who does not otherwise establish an exemption from such withholding must provide the depositary with the shareholder's correct taxpayer identification number and provide other information by completing the Substitute Form W-9 included with the letter of transmittal.

   For a discussion of United States federal income tax consequences to tendering shareholders, see Section 14.

   Federal Income Tax Withholding on Foreign Shareholders. Even if a foreign shareholder has provided the required certification as described in the preceding paragraph to avoid backup withholding, the depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign shareholder or his or her agent unless the depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business of the foreign shareholder within the United States. In order to obtain a reduced rate of withholding under a tax treaty, a foreign shareholder must deliver to the depositary before the payment a properly completed and executed IRS Form 1001 or W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the depositary a properly completed and executed IRS Form 4224 or W-8ECI. A foreign shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such shareholder is able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.

   Foreign shareholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of or an exemption from withholding tax, and the refund procedure. See instructions 10 and 11 of the letter of transmittal.

   Guaranteed Delivery. If a shareholder desires to tender shares under the tender offer and the shareholder's share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, the shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

  (a) the tender is made by or through an eligible guarantor institution;

  (b) the depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form the ESOP Trust has provided with this document, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

  (c) the certificates for all tendered shares, in proper form for transfer, or confirmation of book-entry transfer of such shares into the depositary's account at the book-entry transfer facility, together with a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and any required signature guarantees, or an agent's message, or other documents required by the letter of transmittal, are received by the depositary within three business days after the date of receipt by the depositary of the notice of guaranteed delivery.

   Return of Unpurchased Shares. If any tendered shares are not purchased under the tender offer or are properly withdrawn before the expiration date, or if less than all shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased shares will be returned as promptly as practicable after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

   Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by the ESOP Trust, in its sole discretion, and its determination will be final and binding on all parties. The ESOP Trust reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which the ESOP Trust determines may be unlawful. The ESOP Trust also reserves the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder and the ESOP Trust's interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by the ESOP Trust. None of the ESOP Trust, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

   Tendering Shareholder's Representation and Warranty; ESOP Trust's Acceptance Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the tender offer, as well as the tendering shareholder's representation and warranty to the ESOP Trust that (1) the shareholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 under the Exchange Act and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount tendered in (x) the subject securities or (y) securities immediately convertible into, or exchangeable or exercisable for, the subject securities and (2) will deliver or cause to be delivered the shares in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The ESOP Trust's acceptance for payment of shares tendered under the tender offer will constitute a binding agreement between the tendering shareholder and the ESOP Trust upon the terms and conditions of the tender offer.

   Lost or Destroyed Certificates. Shareholders whose certificate for part or all of their shares have been lost, stolen, misplaced or destroyed may contact First Union National Bank, the transfer agent for Hooker's shares, at (800) 829-8432, for instructions as to obtaining a replacement certificate. That certificate will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by the shareholder to secure against the risk that the certificates may be subsequently recirculated. Shareholders are urged to contact First Union National Bank immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

   Certificates for shares, together with a properly completed and duly executed letter of transmittal or facsimile thereof, or an agent's message, and any other documents required by the letter of transmittal, must be delivered to the depositary and not to the ESOP Trust, Hooker or the information agent. Any such documents delivered to the ESOP Trust, Hooker or the information agent will not be forwarded to the depositary and therefore will not be deemed to be properly tendered.

4. Withdrawal Rights.

   Except as otherwise provided in this Section 4, tenders of shares under the tender offer are irrevocable. Shares tendered under the tender offer may be withdrawn at any time before the expiration date and, unless theretofore accepted for payment by the ESOP Trust under the tender offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on October 8, 2000.

   For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back cover page of this document. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

   If shares have been tendered under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by the ESOP Trust, in its sole discretion, whose determination will be final and binding. None of the ESOP Trust, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   Withdrawals may not be rescinded and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the tender offer unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described in Section 3.

   If the ESOP Trust extends the tender offer, is delayed in its purchase of shares or is unable to purchase shares under the tender offer for any reason, then, without prejudice to the ESOP Trust's rights under the tender offer, the depositary may, subject to applicable law, retain tendered shares on behalf of the ESOP Trust, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this
Section 4.

5. Purchase of Shares and Payment of Purchase Price.

   Upon the terms and subject to the conditions of the tender offer, as promptly as practicable following the expiration date, the ESOP Trust will accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn before the expiration date. For purposes of the tender offer, the ESOP Trust will be deemed to have accepted for payment and therefore to have purchased shares that are properly tendered and not properly withdrawn, subject to the proration provisions of the tender offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of the shares for payment under the tender offer.

   Upon the terms and subject to the conditions of the tender offer, as promptly as practicable after the expiration date, the ESOP Trust will accept for payment and pay $12.50 per share for up to 1,800,000 shares, subject to increase or decrease as provided in Section 15, if properly tendered and not properly withdrawn.

   The ESOP Trust will pay for shares purchased under the tender offer by depositing the aggregate purchase price for such shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the ESOP Trust and transmitting payment to the tendering shareholders.

   In the event of proration, the ESOP Trust will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date; however, the ESOP Trust does not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven to ten business days after the expiration date. Certificates for all shares tendered and not purchased, including shares not purchased due to proration, will be returned to the tendering shareholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at Hooker's expense as promptly as practicable after the expiration date or termination of the tender offer without expense to the tendering shareholders. Under no circumstances will interest on the purchase price be paid by the ESOP Trust regardless of any delay in making such payment. In addition, if certain events occur, the ESOP Trust may not be obligated to purchase shares under the tender offer. See Section 6.

   Hooker will pay all stock transfer taxes, if any, payable on the transfer to the ESOP Trust of shares purchased under the tender offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the letter of transmittal.

   Any tendering shareholder or other payee who fails to complete fully, sign and return to the depositary the substitute Form W-9 included with the letter of transmittal may be subject to federal income tax backup withholding of 31% of the gross proceeds paid to the shareholder or other payee under the tender offer. See Section 3. Also see Section 14 regarding United States federal income tax consequences for foreign shareholders.

6. Conditions of the Tender Offer.

   Notwithstanding any other provision of the tender offer, the ESOP Trust will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares, tendered if at any time on or after August 9, 2000 and before the expiration date any of the following events shall have occurred (or shall have been determined by the ESOP Trust to have occurred) that, in the ESOP Trust's judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by the ESOP Trust), makes it inadvisable to proceed with the tender offer or with acceptance for payment:

  (a) there shall not have been validly tendered and not withdrawn before the expiration date, a number of shares which, when combined with the shares owned by the ESOP Trust, would result in the ESOP Trust owning at least 30% of the shares issued and outstanding on the date of purchase;

  (b) as of the expiration date, and after giving effect to the acceptance of shares validly tendered, Hooker would not continue to have at least 300 shareholders of record or the ESOP Trust determines that the completion of the tender offer and the purchase of the shares may otherwise cause the shares to be eligible for deregistration under the Exchange Act;

  (c) the ESOP Trust shall not have received adequate financing from Hooker to pay for the shares validly tendered;

  (d) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer or (ii) in the ESOP Trust's judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Hooker, or otherwise materially impair in any way the contemplated future conduct of the business of Hooker or materially impair the contemplated benefits of the tender offer to the ESOP Trust;

  (e) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or Hooker or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the ESOP Trust's judgment, would or might directly or indirectly

    . make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer,

    . delay or restrict the ability of the ESOP Trust, or render the ESOP Trust unable, to accept for payment or pay for some or all of the shares,

    . materially impair the contemplated benefits of the tender offer to the ESOP Trust or

    . materially and adversely affect the business, condition (financial or other), income, operations or prospects of Hooker and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Hooker or any of its subsidiaries;

  (f) there shall have occurred

    . any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

    . the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

    . the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories,

    . any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally, that, in the ESOP Trust's judgment, might affect, the extension of credit by banks or other lending institutions in the United States,

    . any change in the general political, market, economic or financial conditions in the United States that could, in the judgment of the ESOP Trust, have a material adverse effect on Hooker's business, operations or prospects, or

    . in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof;

  (g) a tender offer or exchange offer for any or all of the shares (other than this tender offer), or any merger, business combination or other similar transaction with or involving Hooker or any subsidiary, shall have been proposed, announced or made by any person;

  (h) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or
      Schedule 13G with the SEC on or before August 9, 2000), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before August 9, 2000 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire Hooker or any of its assets or securities;

  (i) any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of Hooker or its subsidiaries that, in the ESOP Trust's judgment, is or may be material and adverse to Hooker; or

  (j) the Trustee shall not have received from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., its financial advisor, a "bring-down" opinion affirming, as of the closing date, Houlihan Lokey Howard & Zukin's prior opinion dated August 4, 2000 that the consideration to be paid by the ESOP Trust is not greater than "adequate consideration"(defined as "fair market value"), that the terms and conditions, including the interest rate, of the ESOP Term Loan (as defined in Section 8, below) are fair and reasonable to the ESOP Trust from a financial point of view, assuming that the economic terms of the ESOP Term Loan are substantially identical to those set forth in Section 8 "Source and Amount of Funds," and that the proposed transaction is fair to the ESOP Trust from a financial point of view.

   The foregoing conditions are for the sole benefit of the ESOP Trust and may be asserted by the ESOP Trust regardless of the circumstances (including any action or inaction by the ESOP Trust) giving rise to any such condition, and, except for conditions set forth in paragraphs (a) and (b) above, may be waived by the ESOP Trust, in whole or in part, at any time and from time to time in its sole discretion. The ESOP Trust's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Any determination or judgment by the ESOP Trust concerning the events described above will be final and binding on all parties.

7. Price Range of Shares; Dividends.

   The table below sets forth the high and low sales prices per share for Hooker's common stock for the periods indicated as reported to the National Association of Securities Dealers, Inc. (the "NASD") by the NASD's member firms. Hooker's common stock is not listed for trading on any securities exchange or on Nasdaq or in any other inter-dealer quotation system of a registered national securities association and there is no established public trading market for Hooker's common stock. The stock price information reported in the tables below represents a limited number of transactions in Hooker's common stock in the "over-the counter" market during the periods indicated.

                                                                   High   Low
                                                                  ------ ------
    2000
   First Quarter................................................. $13.50 $11.00
   Second Quarter................................................  12.50   8.00
   Third Quarter (through August 1)..............................  10.00   8.00
    1999
   First Quarter................................................. $15.75 $13.00
   Second Quarter................................................  15.13  12.00
   Third Quarter.................................................  15.00  11.00
   Fourth Quarter................................................  14.50   9.00
    1998
   First Quarter................................................. $15.00 $12.50
   Second Quarter................................................  17.00  13.88
   Third Quarter.................................................  16.88  12.50
   Fourth Quarter................................................  16.00  11.50

   Hooker pays quarterly dividends on its common stock on or about the last day of February, May, August and November, when declared by the Board of Directors, to shareholders of record approximately two weeks earlier. Although Hooker presently intends to declare cash dividends at historical levels on a quarterly basis for the foreseeable future, the determination as to the payment and the amount of any future dividends will be made by the Board of Directors from time to time and will depend on Hooker's then current financial condition, capital requirements, results of operations and any other factors then deemed relevant by the Board of Directors. The following table sets forth the dividends per share paid by Hooker with respect to its common stock during Hooker's two most recent fiscal years and the first and second quarters of fiscal 2000:

                                                             2000   1999   1998
                                                            ------ ------ ------
   First Quarter........................................... $0.085 $0.075 $0.070
   Second Quarter..........................................  0.085  0.075  0.070
   Third Quarter...........................................         0.075  0.070
   Fourth Quarter..........................................         0.075  0.070

   All per share information reflected above has been adjusted to reflect a two-for-one stock split distributed in the form of a stock dividend on January 31, 2000.

   At a meeting of Hooker's Board of Directors held on June 20, 2000, the Board declared a quarterly dividend of $.085 per share payable on August 29, 2000 to shareholders of record on August 15, 2000. Shareholders tendering shares pursuant to the offer will continue to be shareholders of record until the shares are purchased in the offer. Accordingly, if you are the record holder on August 15, 2000, the record date for the regular dividend, tendering your shares will NOT prevent you from receiving the dividend because no shares will be purchased in the offer until after September 8, 2000.

   As of August 1, 2000, the latest trading day Hooker could obtain sale information before the date of announcement of the tender offer, the last sale of shares reported to the NASD was $9.13 on August 1, 2000.

8. Source and Amount of Funds.

   Assuming that 1,800,000 shares are tendered and not withdrawn, the aggregate purchase price will be $22.5 million. The ESOP Trust and Hooker expect that their collective fees and expenses for the offer will be approximately $450,000. The fees and expenses incurred by the ESOP Trust and Hooker in connection with the tender offer will be paid by Hooker.

   The ESOP Trust will obtain all of the funds necessary to fund the purchase of the shares in the offer by means of a secured term loan from Hooker of up to $22.5 million (the "ESOP Term Loan"). The ESOP Trust does not have alternative financing arrangements or plans in the event that the financing to be provided by Hooker is not available, and the ESOP Trust's obligation to purchase or pay for any shares tendered is subject to the condition that Hooker provide the funds necessary to fund the purchase of the shares. See Section 6. The ESOP Trust intends to repay amounts borrowed under the ESOP Term Loan from dividends paid to the ESOP Trust with respect to shares of Hooker common stock acquired by the ESOP Trust with the proceeds of the ESOP Term Loan, dividends on certain other shares allocated to plan participants and benefit plan contributions made by Hooker to the ESOP Trust.

   Hooker anticipates that it will obtain all of the funds necessary to fund the purchase by the ESOP Trust of the shares tendered in the offer, as well as to pay Hooker's and the ESOP Trust's related fees and expenses, by means of (1) a senior unsecured bank term loan of up to $22.5 million (the "Bank Term Loan") and (2) available cash. The availability of funds under the Bank Term Loan is subject to the satisfaction or waiver of certain conditions, as summarized below. While it is Hooker's expectation that those conditions will be satisfied, such conditions are not all within Hooker's control, and there can be no assurance that the conditions will be satisfied. Hooker intends to repay amounts borrowed under the Bank Term Loan from available cash flow as payments come due under the Bank Term Loan.

   The Bank Term Loan is to be established pursuant to a commitment letter, dated June 26, 2000 (the "Commitment Letter"), from SunTrust Bank, N.A. ("SunTrust"). SunTrust has committed, subject to the terms and conditions of the Commitment Letter, to provide the full $22.5 million of the Bank Term Loan. Hooker has substantially negotiated the definitive documentation for the Bank Term Loan (the "Bank Term Loan Documents") which is expected to be executed by Hooker and SunTrust upon the successful consummation of the tender offer. Capitalized terms used in connection with describing the terms of the Bank Term Loan that are not otherwise defined in this offer to purchase will have the meanings given to them in the Bank Term Loan Documents.

   SunTrust's commitments are subject, in its discretion, to certain conditions precedent, including without limitation the conditions described below under the caption "General Description of Bank Term Loan--Conditions to Funding". Hooker does not have alternative financing arrangements or plans in the event that the financing contemplated by the Commitment Letter is not available. However, Hooker believes that it will be able to obtain alternative financing on commercially reasonable terms if financing pursuant to the SunTrust Commitment Letter is not available.

   General Description of the ESOP Term Loan

   The ESOP Term Loan is expected to consist of a secured term loan up to $22.5 million maturing on the twenty-fifth anniversary of the date on which the ESOP Trust pays for shares accepted in the tender offer and the funding occurs. The ESOP Trust will be required to make quarterly interest payments, minimum annual principal payments in the amount of $600,000 and additional mandatory reductions in principal outstanding such that the maximum principal outstanding is $18.9 million at January 1, 2004, $15.3 million at January 1, 2008, $11.7 million at January 1, 2012, $8.1 million at January 1, 2016, $4.5 million at January 1, 2020 and $0.9 million at January 1, 2024.

   Interest Rate for ESOP Term Loan. The ESOP Term Loan will bear interest during the term of the loan at a fixed rate equal to 8.0% per annum payable quarterly.

   Voluntary Prepayments under ESOP Term Loan. The ESOP Term Loan may be prepaid in whole or in part without premium or penalty.

   Security. The ESOP Term Loan will be secured by a pledge of the "unallocated shares" of Hooker common stock held by the ESOP Trust. "Unallocated shares" means shares that have not been allocated to ESOP participants' accounts pursuant to the terms of the ESOP.

   Representations, Warranties, Covenants and Events of Default. The ESOP Term Loan will contain certain representations and warranties, affirmative covenants, negative covenants, conditions and events of default that are customarily required for similar financings and will be non-recourse to the ESOP Trust. Such covenants and events of default will include restrictions and limitations on encumbrances, debt, use of proceeds, compliance with laws and other restrictions and limitations.

   The foregoing description is qualified in its entirety by reference to the form of the Credit Agreement between Hooker and the ESOP Trust for the ESOP Term Loan, a copy of which is filed as an exhibit to the Schedule TO in which this document has been filed with the SEC and is incorporated herein by reference.

   General Description of Bank Term Loan

   Pursuant to the Commitment Letter and the Bank Term Loan Documents, the Bank Term Loan is expected to consist of a senior unsecured term loan up to $22.5 million maturing on the tenth anniversary of the date on which the ESOP Trust pays for shares accepted in the tender offer and the funding occurs. The Bank Term Loan will be drawn on only one time and will be used to finance the tender offer. The Bank Term Loan will be amortized in equal quarterly installments.

   Interest Rate for Bank Term Loan. The Bank Term Loan will bear interest during the term of the loan at a variable rate equal to one-month LIBOR plus 0.375%. The interest rate on the Bank Term Loan will be reset monthly. If an Event of Default (as that term will be defined in the Bank Term Loan Documents) occurs and is continuing, the applicable interest rate will be equal to the then applicable rate of interest plus 2.00% per annum.

   Voluntary Prepayments under Bank Term Loan. The Bank Term Loan may be prepaid in whole or in part without premium or penalty.

   Negative Pledge under Bank Term Loan. The Bank Term Loan will be unsecured, however, all of Hooker's real and personal property will be subject to a negative pledge. The negative pledge will prohibit Hooker, subject to certain exceptions, from (i) creating or permitting any Lien on Hooker's real or personal property or (ii) selling or otherwise transferring any of its real or personal property.

   Representations, Warranties, Covenants and Events of Default. The Bank Term Loan will contain certain representations and warranties, affirmative covenants, negative covenants, conditions and events of default that are customarily required for similar financings. Such covenants will include restrictions and limitations on encumbrances, debt, contingent liabilities, dividends, stock repurchases, consolidations and mergers, affiliate transactions, creation or underfunding of employee benefit plans and other restrictions and limitations.

   Financial Covenants. In addition to affirmative and negative covenants, the Bank Term Loan will require Hooker to maintain the following financial covenants:

  . a minimum Debt Service Coverage Ratio of 2.25x at each fiscal quarter end through November 30, 2002, 1.75x at each fiscal quarter end thereafter through November 30, 2005 and 2.25x at each fiscal quarter end thereafter on a rolling four quarter basis; and

  . a maximum Balance Sheet Leverage of 50% at each fiscal quarter end through November 30, 2001, 45% at each fiscal quarter end thereafter through November 30, 2003, 40% at each fiscal quarter end thereafter through November 30, 2005 and 30% at each fiscal quarter end thereafter.

   The Debt Service Coverage Ratio will equal the product of (1) the sum of Net Income, Depreciation, Amortization, Interest and ESOP Contribution, less Dividends, divided by (2) the sum of Interest, Current Maturities of Long Term Debt and ESOP Contribution.

   Balance Sheet Leverage will equal the product of (1) Borrowed Debt divided by (2) the sum of Borrowed Debt and Equity.

   Funding Protections. Pursuant to the Bank Term Loan there will be certain customary funding protections in favor of SunTrust, including protections related to compliance with capital adequacy restrictions.

   Bank Term Loan is Subject to Finalization and the Description of the Bank Term Loan is Qualified by Reference to the Commitment Letter and Bank Term Loan Documents. The terms of the Bank Term Loan have not yet been finalized and are still being negotiated. Accordingly, the foregoing description of the Bank Term Loan is preliminary and necessarily incomplete. In addition, the terms and provisions of the Bank Term Loan, to the extent described, are subject to change if the terms of the tender offer change, and may be changed after consultation with Hooker in limited respects under certain circumstances. In any event, the ultimate Bank Term Loan might contain terms that are more or less onerous than those currently contemplated.

   Conditions to Funding. Pursuant to the Bank Term Loan, the funding under the Bank Term Loan will be subject to certain customary conditions precedent, which may include but not be limited to (i) the negotiation, execution and delivery of definitive documents acceptable to SunTrust for the financing, (ii) the existence of no Default Condition or Event of Default and Hooker is in compliance with all of the terms of the Bank Term Loan Documents (iii) Hooker has delivered to SunTrust a form of the note for the ESOP Term Loan and copies of the solicitation materials used in connection with the offer and (iv) such other conditions as may be set forth in the Bank Term Loan Documents, forms of which are filed as an exhibit to the Schedule TO of which this offer to purchase forms a part, and which are incorporated herein by reference.

   The foregoing description is qualified in its entirety by reference to the Commitment Letter and the forms of the Bank Term Loan Documents, a copy of each of which is filed as an exhibit to the Schedule TO in which this document has been filed with the SEC and is incorporated herein by reference.

9. Certain Information Concerning Hooker and the ESOP Trust.

   Information Concerning Hooker

   Incorporated in Virginia in 1924, Hooker has become a leading manufacturer and importer of residential furniture primarily targeted at the upper-medium price range. Hooker offers diversified products, consisting primarily of home office, entertainment centers, imported lines, bedroom and wall systems, across many style categories within this price range. Its product depth and extensive style selections make Hooker an important furniture resource for retailers in its price range and allows Hooker to respond more quickly to shifting consumer preferences. Hooker has established a broad distribution network that includes independent furniture stores, department stores, specialty retailers, catalog merchandisers and national and regional furniture chains. Hooker emphasizes continuous improvement in its manufacturing processes to enable it to continue providing competitive advantages to its customers, such as quick delivery, reduced inventory investment, high quality, and value.

   Products and Styles. Hooker's product lines cover most major design categories. Hooker believes that the diversity of its product lines enables it to anticipate and respond quickly to changing consumer preferences and provides retailers an important furniture resource in the upper-medium price range. Hooker intends to continue expanding its product styles with particular emphasis on home office, entertainment centers, occasional furniture and bedroom. Hooker believes that the Company's products represent good value and that the quality and style of its furniture compare favorably with more premium-priced products.

   Hooker provides furniture products in a variety of materials, woods, veneers, and finishes. The number of patterns by product line are:

   Number of Patterns
   ------------------
   Home office..............................................................  43
   Wall systems.............................................................  26
   Entertainment centers....................................................  50
   Imported lines...........................................................  86
   Bedroom..................................................................  16

   These product lines cover most major design categories including European traditional, transitional, American traditional, and country/casual designs.

   Hooker designs and develops new product styles semi-annually to replace discontinued items or styles and, if desired, expand product lines. Hooker's product design process begins with marketing personnel identifying customer needs and conceptualizing product ideas, which generally consist of a group of related furniture pieces. A variety of sketches are produced, usually by independent designers, from which prototype furniture pieces are built. Hooker invites key dealers and independent sale representatives to view and critique the prototypes. From this input, changes in design are made and Hooker's engineering department prepares a sample for actual full-scale production. Hooker introduces its new product styles at the fall and spring international furniture markets.

   Distribution. Hooker has developed a broad domestic customer base and also sells to a limited international market. Hooker sells its furniture through approximately 80 independent sales representatives to independent furniture retailers, catalog merchandisers, and national and regional chain stores. Representative customers include Federated Department Stores, Neiman Marcus, Dillard's Department Stores, Nebraska Furniture Mart, and Haverty's. Hooker believes this broad network reduces its exposure to regional recessions, and allows it to capitalize on emerging channels of distribution. Hooker offers tailored merchandising programs to address each channel of distribution.

   The general marketing practice followed in the furniture industry is to exhibit products at international and regional furniture markets. In the spring and fall of each year, a nine-day furniture market is held in High Point, North Carolina, which is attended by most buyers and is regarded by the industry as the international market. Hooker utilizes approximately 32,000 square feet of showroom space at the High Point market to introduce new products, increase sales of its existing products, and test ideas for future products.

   Hooker has sold to over 3,700 customers during the past fiscal year, and approximately 1.7% of Hooker's sales in 1999 were to international customers. No single customer accounted for more than five percent of Hooker's sales in 1999. No material part of Hooker's business is dependent upon a single customer, the loss of which would have a material effect on the business of Hooker. The loss of several of Hooker's major customers could have a material impact on the business of Hooker.

   Manufacturing. Hooker's manufacturing strategy is to produce products, which are on the leading edge of changing consumer demand for the home, such as home theater, home office and computer furniture, as well as traditional bedroom. Hooker stresses strong customer relationships in developing new products as well as improving existing ones. Hooker believes strongly in employee involvement with employee and management teams working and communicating in all areas of manufacturing to improve production and quality related issues, stressing quality improvement not quality control. To meet customer expectations of just-in-time inventory delivery, Hooker's strategy has been to strike a balance between minimizing cutting size together with increasing the frequency of cuttings on the one hand, and the efficiencies gained from longer production runs on the other. In recent years, cutting sizes have been reduced, frequencies of cuttings increased, and finished goods inventory levels increased. Hooker manufactures products using a flexible plant philosophy structure with all plants capable of making and sharing product lines according to customer demands and plant loads, which allows for quicker delivery of high demand products. Hooker is in constant contact with key suppliers in forming partnerships which communicate both quality and delivery issues which are imperative for both Hooker and supplier to adjust to ever changing customer requirements.

   Hooker operates manufacturing facilities in North Carolina and Virginia consisting of an aggregate of approximately 1.8 million square feet. Hooker considers its present equipment to be generally modern, adequate and well maintained.

   Hooker schedules production of its various styles based upon actual and anticipated orders. Hooker's backlog of unshipped orders was $33.6 million at November 30, 1999 and $32.8 million at November 30, 1998. With the emphasis in recent years on inventory-on-demand, dealers no longer find it necessary to place orders as far in advance as was once the case. In addition, it is Hooker's policy and industry practice to allow order cancellation up to time of shipment, therefore customer orders are not firm until shipped. For these reasons, Hooker's management does not consider order backlogs to be an accurate indicator of expected business. Historically, however, 92% of all orders booked are ultimately shipped. Backlogs are normally shipped within three months.

   Imported Lines. Hooker imports finished furniture in a variety of styles and materials, and markets the products under the Hooker name through its normal distribution channels. Product lines include occasional tables, consoles, chests, casual dining pieces, bedroom pieces and accent items. Hooker imports products from China, the Philippines, Mexico, Indonesia, Honduras and Egypt from approximately 16 agents representing 35 factories. All transactions are in U.S. dollars. Because of the large number and diverse nature of foreign factories, Hooker has flexibility in the placement of product in any particular country or factory. Factories located in China have become an important resource for Hooker. The sudden disruption in Hooker's supply chain from China could significantly impact Hooker's ability to fill customer orders for products manufactured in that country for a three to six month period. However, Hooker believes that such a disruption in supply would not have a material adverse effect on Hooker's financial condition or results of operations.

   Competition. Hooker is the sixteenth largest furniture manufacturer in North America based on 1999 sales, according to Furniture/Today, a trade publication. The furniture industry is highly competitive and includes a large number of foreign and domestic manufacturers, none of which dominates the market. The markets in which Hooker competes include a large number of relatively small manufacturers; however, certain competitors of Hooker have substantially greater sales volumes and financial resources than Hooker. Competitive factors in the upper-medium price range include style, price, quality, delivery, design, service, and durability. Hooker believes that its long-standing customer relationships, customer responsiveness, consistent support of existing diverse product lines that are high quality and good value, and experienced management are competitive advantages.

   Employees. At November 30, 1999, Hooker had approximately 2,050 employees. None of Hooker's employees are represented by a labor union. The Company considers its relations with its employees to be good.

   Principal Executive Offices. The address of the principal executive offices of Hooker Furniture Corporation is 440 East Commonwealth Boulevard, Martinsville, Virginia 24112, and the telephone number is (540) 632-2133.

   Selected Historical Financial Data and Pro Forma Financial Data for Hooker

   Selected Historical Financial Data. The following selected historical financial data for each of the last five fiscal years ended November 30, 1999 have been derived from Hooker's audited financial statements. The selected historical financial data for the six months ended May 31, 2000 and May 31, 1999 have been derived from financial statements that have not been audited, but which, in the opinion of Hooker's management, include all adjusting entries (consisting of normal recurring adjustments) necessary to present fairly the information set forth therein. The selected historical financial data should be read in conjunction with the financial statements, including the notes thereto, and "Management's Discussion and Analysis" included in Hooker's Annual Report on Form 10-K for the fiscal year ended November 30, 1999 and in its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2000, each of which are incorporated in this offer to purchase by reference. See the information under the caption "Where You Can Find More Information Concerning Hooker" in this Section 9 for information on where and how you can inspect or obtain copies of those reports.

                         Six Months Ended
                              May 31,                Year Ended November 30,
                         ----------------- --------------------------------------------
                           2000     1999     1999     1998     1997     1996     1995
                         -------- -------- -------- -------- -------- -------- --------
                                (In thousands, except per share and ratio data)
Income Statement Data
 (1):
  Net sales............. $122,302 $111,971 $227,785 $205,308 $175,385 $161,202 $144,689
  Cost of goods sold....   90,190   82,515  168,603  156,344  133,092  118,675  108,825
  Selling and
   administrative
   expenses.............   19,746   17,217   35,648   32,051   26,685   25,172   22,474
  Income from
   operations...........   12,366   12,239   23,534   16,913   15,608   17,355   13,390
  Other income, net.....      222       54      289      674      599      375      842
  Interest expense......      327      330      647      560      630      227      124
  Income before income
   taxes................   12,261   11,963   23,176   17,027   15,577   17,503   14,108
  Income taxes..........    4,658    4,497    8,881    6,241    5,530    6,715    4,939
  Net income............    7,603    7,466   14,295   10,786   10,047   10,788    9,169
  Ratio of earnings to
   fixed charges (2)....     19.1     18.7     18.3     15.7     12.3     27.6     27.3
Per Share Data (3):
  Basic and diluted
   earnings per share...     1.00     0.98     1.87     1.40     1.30     1.39     1.18
  Cash dividends per
   share................     0.17     0.15     0.30     0.28     0.26     0.22     0.18
  Net book value per
   share (including
   common stock held by
   ESOP)................    13.35    11.78    12.52    10.97     9.86     8.85     7.68
  Weighted number of
   shares outstanding...    7,617    7,646    7,636    7,692    7,734    7,750    7,753
Balance Sheet Data:
  Cash..................    2,606    3,684      157    3,625      827    1,997    2,543
  Inventories...........   38,030   34,231   37,051   35,812   33,475   26,013   19,818
  Working capital.......   62,084   56,764   54,557   51,793   47,153   37,555   33,840
  Total assets..........  125,916  113,177  116,423  111,233   98,290   87,370   71,144
  Long-term debt
   (including current
   maturities)..........   12,000   11,504    7,000   12,062    9,985    7,228    1,000
  Common stock held by
   ESOP.................   10,129   10,213   10,129   10,213   10,044    9,230    6,740
  Stockholders' equity..   91,543   79,599   85,234   73,900   66,210   59,326   52,760

--------
(1) Certain items in the financial statements for periods prior to 1999 have been reclassified to conform to the 1999 method of presentation.
(2) "Fixed charges" as calculated for the Company are defined as the sum of interest expensed and capitalized and the interest component of rental expense. "Earnings" as used in the calculation of the ratio are defined as the sum of income before taxes, fixed charges as defined above and amortization of capitalized interest; less, interest capitalized.
(3) All share and per share data reflect the effect of a two-for-one stock split distributed in the form of a stock dividend on January 31, 2000.

   Selected Pro Forma Financial Data. The following pro forma financial information and related notes have been prepared assuming that the purchase of 1,800,000 shares by the ESOP Trust for $12.50 per share, for an aggregate purchase price of $22.5 million, pursuant to the tender offer is financed by borrowings under a ten year bank term loan at an assumed rate of 8% per annum (the "Tender Offer Transactions"). Please see Section 8 for a discussion of the terms of the financing for the offer. The pro forma effect on Hooker's operating results for the fiscal year ended November 30, 1999 and the six-months ended May 31, 2000 assumes the Tender Offer Transactions occurred on the first day of the respective twelve-month and six-month periods. The pro forma effect on Hooker's financial position assumes that the Tender Offer Transactions occurred on May 31, 2000. This pro forma information does not purport to be indicative of the results that would have been obtained or results that may be obtained in the future, or the financial condition that would have resulted if the Tender Offer Transactions had been completed at the dates indicated.

                                        Six Months Ended         Year Ended
                                          May 31, 2000       November 30, 1999
                                      --------------------  --------------------
                                      Historical Pro Forma  Historical Pro Forma
                                      ---------- ---------  ---------- ---------
                                      (In thousands, except per share and ratio
                                                        data)
Income Statement Data:
  Net sales..........................  $122,302  $122,302    $227,785  $227,785
  Cost of goods sold (1).............    90,190    90,969     168,603   170,184
  Selling and administrative expenses
   (1) (2)...........................    19,746    20,282      35,648    36,273
  Income from operations.............    12,366    11,051      23,534    21,328
  Other income, net..................       222       222         289       289
  Interest expense (3)...............       327     1,220         647     2,402
  Income before income taxes.........    12,261    10,053      23,176    19,215
  Income taxes (4)...................     4,658     3,894       8,881     7,538
  Net income.........................     7,603     6,159      14,295    11,677
  Ratio of earnings to fixed charges
   (5)...............................      19.1       7.4        18.3       7.2
Per Share Data (6):
  Basic and diluted earnings per
   share (7).........................      1.00      1.05        1.87      1.98
  Cash dividends per share...........      0.17      0.17        0.30      0.30
  Net book value per share (including
   common stock held by ESOP) (7)....     13.35     13.61       12.52         *
  Weighted number of shares
   outstanding (7)...................     7,617     5,858       7,636     5,887
Balance Sheet Data:
  Cash...............................     2,606     2,606         157         *
  Inventories........................    38,030    38,030      37,051         *
  Working capital....................    62,084    62,084      54,557         *
  Total assets.......................   125,916   125,916     116,423         *
  Long-term debt (including current
   maturities) (8)...................    12,000    34,500       7,000         *
  Common stock held by ESOP..........    10,129    10,129      10,129         *
  Unearned ESOP shares (contra
   equity) (8).......................             (22,500)                    *
  Stockholders' equity...............    91,543    69,043      85,234         *

--------
*  Not presented.
(1) Pro forma information reflects compensation expense recognized upon the allocation of shares by the ESOP to ESOP participants at their historical appraised value (97,035 and 48,209 shares at values of $18.10 and $17.95 for the fiscal year ended November 30, 1999 and six-month period ended May 31, 2000, respectively). The shares are released as payments of principal and interest are made pursuant to the 25 year ESOP Term Loan. For purposes of the pro forma financial data, level quarterly repayments of principal in the amount of $900,000 under the ESOP Term Loan have been assumed. However, pursuant to the ESOP Term Loan, the ESOP is only required to make minimum annual repayments of $600,000 annually, with a mandatory aggregate repayment of $3.6 million over four years. See Section 8 "Source and Amount of Funds" for more information about the terms of the ESOP Term Loan. Compensation expense is allocated between "cost of goods sold" and "selling and administrative expenses". Hooker is required to perform annual appraisals of its shares for purposes of the ESOP, in accordance with Internal Revenue Service and Department of Labor regulations. Assuming that the Tender Offer Transactions occurred on the first day of the respective twelve-month period ended November 30, 1999 and six-month period ended May 31, 2000, management believes that the appraised value of Hooker's stock would decline from its historical appraised value. If the appraised values were assumed to decline by 20%, pro forma compensation expense would decrease by $385,000 to $1.4 million for the fiscal year ended November 30, 1999 and by $192,000 to $673,000 for the six-month period ended May 31, 2000. Since the compensation expense related to the allocation of shares to ESOP participants recorded for financial reporting purposes is not deductible for tax purposes, pro forma net income would increase also by $385,000 to $12.1 for the fiscal year ended November 30, 1999 and by $192,000 to $6.4 million for the six-month period ended May 31, 2000.
(2) Pro forma information reflects transaction fees of $450,000 charged to "selling and administrative expenses".
(3) Pro forma information reflects "interest expense" on the $22.5 million 10 year Bank Term Loan at 8%. The Bank Term Loan will be repaid in equal quarterly installments of principal and interest. See Section 8 "Source and Amount of Funds" for more information about the terms of the Bank Term Loan.
(4) Pro forma income tax expense is reduced by the tax effect of (i) principal payments made to Hooker pursuant to the ESOP Term Loan, (ii) interest paid on the Bank Term Loan, (iii) fees incurred in connection with the "Tender Offer Transactions" and (iv) the difference between the cost of shares allocated to ESOP participants (at $12.50 per share) and principal repayments on the ESOP Term Loan. An effective tax rate of 38% has been assumed.
(5) "Fixed charges" as calculated for Hooker are defined as the sum of interest expensed and capitalized and the interest component of rental expense. "Earnings" as used in the calculation of the ratio are defined as the sum of income before taxes, fixed charges as defined above and amortization of capitalized interest; less, interest capitalized.
(6) All share and per share data reflect the effect of a two-for-one stock split distributed in the form of a stock dividend on January 31, 2000.
(7) Only shares held by the ESOP Trust that are allocated, released or committed to be released for allocation to ESOP participants are treated as outstanding for purposes of calculating pro forma earnings and net book value per share. Shares are committed to be released as the ESOP Trust makes principal and interest payments on the ESOP Term Loan.
(8) Assuming the Tender Offer Transactions occurred on May 31, 2000, "long-term debt" and "unearned ESOP shares" reflect the effect of borrowing under the Bank Term Loan in the amount $22.5 million and the lending of the proceeds to the ESOP Trust pursuant to the ESOP Term Loan for the purchase of 1.8 million shares of Hooker common stock at $12.50 per share from existing shareholders pursuant to this tender offer.

   Where You Can Find More Information Concerning Hooker

   Hooker is subject to the information requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information relating to its business, financial condition and other matters. Hooker is required to disclose in such proxy statements certain information, as of particular dates, concerning the Hooker directors and executive officers, their compensation, the principal holders of the securities of Hooker and any material interest of such persons in transactions with Hooker. Pursuant to Rule 14d-1 and Rule 14d-3(a) under the Exchange Act, the ESOP Trust has filed with the SEC a Tender Offer Statement on Schedule TO, and may file amendments thereto, which include additional information with respect to the tender offer. Hooker has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Section 14(d)(4) and Rule 14d-9 under the Exchange Act, furnishing certain additional information about Hooker's and Hooker's Board of Directors' position concerning the tender offer, and Hooker may file amendments thereto. Such material and other information may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and also should be available for inspection and copying at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail, upon payment of the Commission's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

   You are urged to review Hooker's Annual Report on Form 10-K for the fiscal year ended November 30, 1999 and its Quarterly Reports on Form 10-Q for the quarters ended February 28, 2000 and May 31, 2000 each of which is incorporated in this offer to purchase by reference.

   Information Concerning the ESOP Trust

   The ESOP Trust is a trust that has been established under the terms of the ESOP. Hooker sponsors the ESOP to provide ownership and retirement benefits for its eligible employees. The ESOP covers substantially all Hooker employees, and enables participants to share in the growth of Hooker and to accumulate a beneficial ownership interest in Hooker's common stock. The ESOP is intended to qualify as an "employee stock ownership plan" for purposes of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended. The Trustee of the ESOP Trust is U.S. Trust Company, N.A. The Trustee's address, is 600 Fourteenth Street, NW, Suite 400, Washington, DC 20005, and its telephone number is (202) 585-4170.

   The shares acquired by the ESOP Trust in the tender offer will be held in an unallocated account in the ESOP Trust called a "suspense account." Hooker will make periodic contributions to the ESOP which will be applied by the Trustee to pay principal and interest under the ESOP Term Loan (as described in Section
8). In addition, dividends paid on some of the shares that are held by the ESOP (including shares in the suspense account) may also be used by the Trustee to make principal and interest payments under the ESOP Term Loan. The ESOP Term Loan repayments made by the Trustee will permit the Trustee to release from the suspense account a proportionate number of shares. The shares that are released from the suspense account each year will then be allocated among the accounts of those ESOP participants who are eligible to receive an allocation, based upon a pre-established allocation formula set forth in the ESOP plan document.

   ESOP participants and beneficiaries are permitted to receive distributions of their vested ESOP benefits in the form of shares of Hooker stock. As mentioned in Section 2 "Purpose of the Tender Offer; Material Effects of the Tender Offer," participants and beneficiaries have a "put" right under which they can require Hooker to repurchase their shares during a 60-day period following the distribution from the ESOP Trust of such shares or during a 60-day period in the year following the year in which such distribution was made. The purchase may be made by the ESOP Trust if Hooker consents and the Trustee deems the purchase appropriate. See Section 2 "Purpose of the Tender Offer; Material Effects of the Tender Offer" for addition information regarding Hooker's "repurchase obligation" under the ESOP.

   The Trustee's obligations with respect to the ESOP Trust are governed by a trust agreement between Hooker and the Trustee. The trust agreement describes the Trustee's duties and obligations with respect to the ESOP Trust. The Trustee is required under the terms of the trust agreement to vote the shares allocated to participants' accounts in accordance with timely voting instructions received by the Trustee from such participants. Those allocated shares for which no instructions are received by the Trustee, or for which instructions are not timely received, and all unallocated shares will be voted by the Trustee in its discretion. Hooker has agreed to pay the Trustee an annual fee of approximately $60,000, and to reimburse the Trustee for its reasonable expenses. In addition, Hooker has agreed under the trust agreement to indemnify and hold the Trustee harmless for losses or liabilities relating to its actions as trustee, unless such losses or liabilities are due to the Trustee's negligence, bad faith or willful misconduct.

   In addition to retaining U.S. Trust to serve as Trustee, Hooker has retained U.S. Trust to serve as an independent fiduciary of the ESOP for the purposes of evaluating the merits of the tender offer and determining whether to cause the ESOP Trust to participate in the tender offer. Hooker has agreed to pay U.S. Trust in its capacity as an independent fiduciary of the ESOP Trust a fee of $75,000 for the services performed by U.S. Trust in connection with the offer. In addition, Hooker has also agreed to pay on behalf of the ESOP Trust all expenses incurred by the ESOP Trust in connection with the offer, including the fees and disbursements of its legal counsel and financial advisor, and to indemnify U.S. Trust and related parties against liabilities, including liabilities under the federal securities laws, arising out of U.S. Trust's engagement in connection with the offer.

10. Approval of the Tender Offer by Hooker's Board of Directors and the
Trustee.

   Hooker's Board of Directors and management have from time to time discussed strategies to maximize shareholder value as a regular part of the Hooker's strategic planning activities. For the past 24 months, the Board and management have considered alternatives for providing liquidity and marketability of Hooker's shares for its shareholders. The Board and management were also concerned that Hooker's strong operating performance was not appropriately reflected in the price of Hooker's shares in the "over-the-counter" market. With the aid of its financial advisors, the Board considered various alternatives to help provide liquidity for Hooker's shareholders at an attractive price. After considering various alternatives, the Board concluded that some form of stock repurchase was the most promising option to achieve this goal. In connection with exploring a stock repurchase transaction, the Board consulted with ESOP Services, Inc. on several occasions concerning the possibility of having the ESOP Trust make a tender offer for Hooker's shares and the benefits to Hooker, its shareholders and the participants of the ESOP of such a transaction.

   At a meeting held on March 28, 2000, the Board, along with certain members of management, Hooker's counsel, McGuireWoods LLP and ESOP Services, Inc., met to discuss a potential ESOP Trust stock purchase transaction pursuant to which the ESOP Trust would purchase a sufficient number of shares to cause the ESOP Trust to own at least 30% of Hooker's issued and outstanding shares. The ESOP Trust would need to purchase 1.7 to 1.8 million shares to reach 30% ownership level. Such a transaction would permit qualifying selling shareholders to elect to defer taxation of gains on the sale of their shares pursuant to Section 1042 of the Internal Revenue Code of 1986, as amended. The tender offer would be funded by a term loan to Hooker from a commercial lender, the proceeds of which would in turn be loaned to the ESOP Trust. The Board discussed the effects of such a transaction on Hooker, the ESOP Trust, Hooker's employees and its shareholders. The consensus of the Board was that the proposed tender by the ESOP Trust would provide significant benefits for Hooker's shareholders and enhance the value of the ESOP for Hooker's employees. The Board also discussed the effect that the additional debt would have on Hooker and whether such debt would preclude Hooker from pursuing other corporate strategies in the future.

   Each of the non-employee Board members, Mr. Groves, Mr. Gregory, Mr. Beeler, Mr. A. Frank Hooker, Jr., and Mr. Walker, was asked to serve on a special committee to review the proposed tender offer further and to make a recommendation to the full Board assuming a purchase price of $12.50 per share. The proposed purchase price reflected a variety of factors considered by the Board, including the desire to offer a price that would be attractive to shareholders, particularly in light of the limited liquidity and trading history for Hooker's shares, balanced against the additional debt that Hooker would incur to fund the tender offer. The Board also considered the price/earnings ratios of peer companies and the benefit to qualifying shareholders of the option to defer U.S. federal income tax on the gain from the sale of shares tendered in the offer under Section 1042 of the Internal Revenue Code. Mr. Gregory was appointed chairman of the special committee. Mr. Groves recommended that management evaluate and make a recommendation to the special committee regarding the proposed tender offer by the ESOP Trust. The special committee would in turn consider management's recommendation and make its own recommendation to the full Board. The special committee was authorized to engage a financial advisor to evaluate the fairness of the proposed tender offer to Hooker, from a financial point of view.

   The special committee met on June 2, 2000 along with representatives of management, ESOP Services, Inc. and Mann Armistead & Epperson, Ltd. ("Mann Armistead"). Mr. Gregory, as committee chairman, reported that management had, based upon management's review of the proposed tender offer at a price per share of $12.50, for an aggregate purchase price of approximately $22.5 million, recommended the proposed tender offer as appropriate for Hooker and further recommended that the special committee review the proposed tender offer by the ESOP Trust and make a recommendation to the full Board. The special committee discussed management's analysis and recommendation with representatives of management as well as ESOP Services, Inc. The special committee also interviewed a representative of Mann Armistead in connection with engaging Mann Armistead as the special committee's financial advisor. Based upon this interview, and particularly Mann Armistead's experience and expertise in transactions involving companies in the furniture industry, the special committee approved the engagement of Mann Armistead. Based upon the information presented to it by management and ESOP Services, Inc., the special committee concluded that the proposed tender offer by the ESOP Trust at $12.50 per share was fair to and in the best interests of the Company. The special committee unanimously voted to recommend to the full Board that the Board approve the proposed tender offer by the ESOP Trust, subject to the receipt of a favorable fairness opinion from Mann Armistead as to the fairness of the proposed tender offer to Hooker from a financial point of view. The special committee also determined to recommend that the Board make no recommendation to Hooker's shareholders as to whether shareholders should tender shares pursuant to the offer by the ESOP Trust. This recommendation was based upon the special committee's view that due to the varying circumstances of each particular shareholder, including such factors as a shareholder's desire or need for liquidity, desire to diversify his or her holdings, the tax consequences to such shareholder of tendering shares and whether such shareholder would be eligible, or desire, to defer taxation of any gain on the sale of his or her shares under Section 1042 of the Internal Revenue Code of 1986, as amended, the decision as to whether to tender in the offer should be left to each individual shareholder.

   At the request of the special committee, Mann Armistead undertook to perform a due diligence investigation of Hooker during the week of June 5, 2000. In connection with this investigation, Mann Armistead interviewed members of Hooker's management and visited Hooker's primary facilities in Martinsville, Virginia. Mann Armistead also reviewed financial information concerning Hooker, including budgets and financial projections, prepared by members of Hooker's management.

   On June 20, 2000, the Board of Directors met to, among other things, consider the proposed tender offer by the ESOP Trust of up to 1.8 million shares at a purchase price of $12.50 per share, for an aggregate purchase price of up to $22.5 million. Representatives of McGuireWoods, ESOP Services, Inc. and Mann Armistead also participated in the discussions concerning the proposed tender offer. Mr. Gregory, as chairman of the special committee, reported that subject to a favorable opinion of Mann Armistead as to the fairness, from a financial point of view, of the proposed tender offer to Hooker, the special committee unanimously recommended that the full Board approve the proposed tender offer by the ESOP Trust. Mr. Gregory also reported that the special committee recommended that the Board make no recommendation as to whether Hooker's shareholders should tender shares pursuant to the proposed tender offer by the ESOP Trust. Mann Armistead delivered its oral fairness opinion (subsequently confirmed in writing) that the proposed tender offer was fair to Hooker, from a financial point of view. A copy of Mann Armistead's fairness opinion is included as Annex A to this offer to purchase. Mann Armistead also discussed with the Board their firm's due diligence investigation and analysis of the proposed tender offer.

   The Board determined that the proposed tender offer and the transactions contemplated thereby, including the required financing, is fair to and in the best interests of Hooker and then, by unanimous vote of the Board members present at the meeting, the Board voted to approve the proposed tender offer by the ESOP Trust and the transactions contemplated thereby, including the required financing. The Board also approved the appointment of U.S. Trust as an independent fiduciary of the ESOP to evaluate the merits of the tender offer and to determine whether to cause the ESOP Trust to participate in the tender offer. The Board also appointed U.S. Trust to replace the former trustee of the ESOP Trust. The Board also determined that the Board would make no recommendation to Hooker's shareholders as to whether shareholders should tender shares in the tender offer by the ESOP Trust.

   On July 12, 2000, the Trustee, in consultation with its financial and legal advisors, approved the tender offer. In reaching this conclusion, the Trustee considered, among other things, its fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended, and the stated purposes of the ESOP Trust. The Trustee also reviewed, together with its financial and legal advisors, Hooker's financial statements, business and prospects, historical trading activity, as well as the tender offer and ESOP Term Loan documents.

   On August 3, 2000, the Board met to discuss updated information with respect to the tender offer. At that meeting the Board also approved the offer to purchase, the letter of transmittal and the other tender offer documents.

   Hooker's Board of Directors and the Trustee have approved the tender offer. However, neither Hooker's Board of Directors nor the Trustee makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. This tender offer is being made to all Hooker shareholders (excluding shares held by the ESOP Trust on behalf of ESOP participants), including shareholders who are directors, officers or beneficial owners of more than five percent of Hooker's common stock. Certain of Hooker's directors and executive officers, as well as certain beneficial owners of more than five percent of Hooker's common stock, have advised Hooker and the Trustee that they intend to tender shares in the tender offer.

   The Special Committee

   As described above, the special committee determined that the tender offer is fair to and in the best interests of Hooker. In making such determination and its recommendation that the Board approve the offer and the transactions contemplated thereby, the special committee considered a number of factors, including, but not limited to, the following:

  . the terms and conditions of the proposed tender offer, including the conditions to the ESOP Trust's obligation to take and pay for shares tendered;

  .  the thin trading market and the lack of liquidity of the shares;

  . the financial condition, results of operations, cash flows and prospects of Hooker;

  . the effect of the offer, particularly the effect of increased leverage, on the prospects of Hooker, including its ability to make regular and recurring contributions to the ESOP in future years;

  . the historical market prices, recent trading activity and trading range of the shares;

  . the views expressed by ESOP Services, Inc. regarding, among other things: (a) the opportunity to provide liquidity as well as related enhanced estate planning opportunities for Hooker's shareholders and (b) the ability to expand employee ownership of Hooker, provide enhanced retirement benefits to ESOP participants and increase Hooker's ability to attract, retain and motivate its employees; and

  . the presentation of Mann Armistead made to the special committee and the Board of Directors on June 20, 2000 and the oral fairness opinion (subsequently confirmed in writing) delivered to the special committee and the Board at that meeting to the effect that, as of such date and based upon the terms and conditions of the proposed tender offer and subject to certain matters stated in such opinion, the proposed tender offer was fair to Hooker, from a financial point of view.

   The Hooker Board

   In reaching its determination referred to above, the Hooker Board considered and relied upon the conclusions and unanimous recommendation of the special committee that the full Board approve the offer and the transactions contemplated thereby and the considerations referred to above as having been taken into account by the special committee, as well as the Board's own familiarity with Hooker's business, financial condition, results of operations and prospects and the nature of the industry in which Hooker operates.

   In light of the number and variety of factors that the special committee and the Board considered in connection with their evaluation of the offer, neither the special committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the special committee nor the Board did so. In addition, individual members of the special committee and the Board may have given different weights to different factors. Rather, the special committee and the Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by it.

   The Board, after receiving the unanimous recommendation of the proposed tender offer by the special committee, (i) determined that the proposed tender offer and the transactions contemplated thereby, including the required financing, are fair to and in the best interests of Hooker (ii) approved the proposed tender offer and the transactions contemplated thereby, including the required financing, (iii) directed the Trustee to undertake the tender offer, subject to the Trustee's approval and (iv) determined to make no recommendation to Hooker's shareholders as to whether shareholders should tender shares in the offer.

   Opinion of the Financial Advisor

   On June 20, 2000, Mann Armistead rendered its oral opinion (subsequently confirmed in writing) that the proposed tender offer was fair from a financial point of view to Hooker. No limitations were imposed by the special committee upon Mann Armistead with respect to the investigations made or procedures followed by it in rendering its opinion.

   The full text of the written opinion of Mann Armistead, dated June 20, 2000, which sets forth the assumptions made and matters considered, is attached as Annex A to this offer to purchase. Mann Armistead's opinion is addressed to the special committee and the scope of the opinion is limited to whether the proposed tender offer is fair to Hooker from a financial point of view. The Mann Armistead opinion does not address whether the proposed tender offer is fair to Hooker's shareholders and does not constitute a recommendation to any shareholder as to whether such shareholder should tender shares in the offer.

11. Interest of Hooker's Directors, Executive Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares.

   As of August 9, 2000, Hooker had 7,617,298 issued and outstanding shares. The 1,800,000 shares the ESOP Trust is offering to purchase under the tender offer represent approximately 23.6% of the shares outstanding as of August 9, 2000.

   As of August 9, 2000, Hooker's directors and executive officers as a group (11 persons) beneficially owned an aggregate of 2,561,002 shares of Hooker common stock, representing approximately 33.6% of outstanding shares. The directors and executive officers of Hooker are entitled to participate in the tender offer on the same basis as all other shareholders.

   Hooker and the Trustee have been advised by certain directors and executive officers, as well as certain beneficial owners of five percent or more of Hooker's common stock, that they intend to tender shares in the tender offer.

   As of August 9, 2000, the aggregate number and percentage of Hooker securities that were beneficially owned by the directors and executive officers of Hooker were as appears in the table below. Except for J. Clyde Hooker, Jr., Paul B. Toms, Jr., A. Frank Hooker, Jr. and W. Christopher Beeler, Jr., no director or executive officer beneficially owned more than 1.0% of Hooker's shares as of such date. Assuming the ESOP Trust purchases 1,800,000 shares of common stock and that no director or executive officer tenders any shares under the tender offer, then after the purchase of shares under the tender offer, the ESOP Trust would hold 2,364,270 shares, or approximately 31.0% of the outstanding shares, and the directors and executive officers as a group would continue to beneficially own approximately 33.6% of the outstanding shares. Assuming that no director or executive officer tenders any shares under the tender offer, the percentage beneficial ownership of each director and executive officer would be as appears in the table below.

                                             Amount and Nature of      Percent
                  Name                     Beneficial Ownership (1)    of Class
                  ----                     ------------------------    --------
J. Clyde Hooker, Jr. (2).................         1,523,570 (3)(4)       20.0%
Paul B. Toms, Jr. (2)....................         1,180,456 (5)(6)       15.5%
Mabel H. Toms (2)........................         1,128,048 (4)(6)(7)    14.8%
Hooker Furniture Corporation Employee
 Stock Ownership Plan Trust (8)..........           564,270 (9)           7.4%
A. Frank Hooker, Jr. (2).................           409,610 (10)          5.4%
W. Christopher Beeler, Jr. (2)...........            82,400 (11)          1.1%
Irving M. Groves, Jr. (2)................            25,796 (12)            *
E. Larry Ryder (2).......................            12,998 (13)            *
Douglas C. Williams (2)..................            12,070 (14)            *
L. Dudley Walker (2).....................            10,000                 *
Henry P. Long, Jr. (2)...................             7,302 (15)            *
John L. Gregory, III (2).................               800                 *
All directors and executive officers as a
 group (11 persons)......................         2,561,002 (16)         33.6%

--------
*   Less than one percent.
(1) All share information in this proxy statement reflects a two-for-one stock split effective January 31, 2000.
(2) The business address for such persons is c/o Hooker Furniture Corporation, 440 East Commonwealth Boulevard, Martinsville, Virginia 24112.
(3) J. Clyde Hooker, Jr. has sole voting and dispositive power with respect to 615,372 shares and shared voting and dispositive power with respect to 902,960 shares. Mr. Hooker also has sole voting power with respect to 5,238 shares held by the ESOP Trust. Shares beneficially owned by Mr. Hooker do not include 262,912 shares beneficially owned by members of his family; Mr. Hooker disclaims beneficial ownership of such shares. Mr. Hooker may be deemed to share dispositive power with respect to the shares held by the ESOP Trust (see footnote (9) below).
(4) J. Clyde Hooker, Jr. and Mabel H. Toms share voting and dispositive power with respect to 704,000 shares held by family trusts. Such shares are included in the shares beneficially owned by Mr. Hooker and by Mrs. Toms.
(5) Mr. Toms has sole voting and dispositive power with respect to 47,402 shares and shared voting and dispositive power with respect to 1,129,950 shares. Mr. Toms also has sole voting power with respect to 3,104 shares held by the ESOP Trust. Shares beneficially owned by Mr. Toms do not include 2,936 shares beneficially owned by his wife; Mr. Toms disclaims beneficial ownership of such shares.
(6) Mabel H. Toms and her adult children, one of whom is Mr. Toms, share voting and dispositive power with respect to 198,960 shares held by a family trust (the "Toms Family Trust"). In addition, pursuant to a revocable power of attorney, Mr. Toms has shared voting and dispositive power with respect to all 1,128,048 shares (which include the 198,960 shares held by the Toms Family Trust) beneficially owned by Mrs. Toms.
(7) Mrs. Toms has sole voting and dispositive power with respect to 225,088 shares and shared voting and dispositive power with respect to 902,960 shares.
(8) U.S. Trust Company, N.A. serves as Trustee of the ESOP. The business address for the Trustee is 600 Fourteenth Street, NW, Suite 400, Washington, DC 20005.
(9) Shares reported as owned by the ESOP Trust include 30,504 shares that are also reported as beneficially owned by the executive officers. The ESOP Trustee has dispositive power with respect to shares owned by the ESOP Trust. The ESOP Trustee may dispose of ESOP Trust shares only at the direction of a committee appointed by Hooker. During fiscal 1999 such committee consisted of the following officers of Hooker: J. Clyde Hooker, Jr., E. Larry Ryder and Jack R. Palmer (Vice President--Human Resources). The ESOP Trustee has sole voting power with respect to 44,560 shares held by the ESOP Trust, which have not been allocated to plan participants. Allocated shares are voted by the ESOP Trustee in accordance with the direction of the ESOP participants.
(10) A. Frank Hooker, Jr. has sole voting and dispositive power with respect to 256,800 shares and shared voting and dispositive power with respect to 145,442 shares. Mr. Hooker also has sole voting power with respect to 7,368 shares held by the ESOP Trust.
(11) Mr. Beeler has sole voting and dispositive power with respect to 2,400 shares and shared voting and dispositive power with respect to 80,000 shares.
(12) Mr. Groves has sole voting and dispositive power with respect to 25,196 shares and shared voting and dispositive power with respect to 600 shares. Shares beneficially owned by Mr. Groves do not include 12,200 shares beneficially owned by his wife; Mr. Groves disclaims beneficial ownership of such shares.
(13) Includes 4,998 shares held by the ESOP Trust, with respect to which Mr. Ryder has sole voting power. Mr. Ryder may also be deemed share dispositive power with respect to the shares held by the ESOP Trust (see footnote (9) above).
(14) Includes 6,494 shares held by the ESOP Trust, with respect to which Mr. Williams has sole voting power.
(15) Mr. Long has sole voting and dispositive power with respect to 2,800 shares and shared voting and dispositive power with respect to 1,200 shares. Mr. Long also has sole voting power with respect to 3,302 shares held by the ESOP Trust.
(16) Messrs. J. Clyde Hooker, Jr. and Ryder, each of whom is an executive officer and a director, may be deemed to share dispositive power with respect to the shares held by the ESOP Trust (see footnote (9) above).

   Based on Hooker's records and information provided to Hooker by its directors, executive officers and associates, neither Hooker, nor any associate of Hooker nor, to the best of Hooker's knowledge, any directors or executive officers of Hooker or any associates thereof, has effected any transactions in Hooker shares during the 60 days before the date hereof.

   Except as otherwise described herein, neither Hooker nor, to the best of Hooker's knowledge, any of its affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the tender offer or with respect to any securities of Hooker, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of the securities of Hooker, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12. Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act.

   The purchase by the ESOP Trust of shares under the tender offer will reduce the number of Hooker shares that might otherwise be traded publicly and may reduce the number of shareholders. The average daily trading volume for the shares on the "over-the-counter" market as reported to the NASD by its member firms for Hooker's fiscal year ended November 30, 1999 was 1,400 shares and for the six months ended May 31, 2000 was 1,162 shares. Hooker's common stock traded 186 times (352,800 shares traded) on 65 out of the 252 trading days available during the fiscal year ended November 30, 1999 and 73 times (146,400 shares traded) on 23 out of the 126 trading days available during the six months ended May 31, 2000. There can be assurance that following the consummation of the offer there will be sufficient number of shares traded in the "over-the-counter" market to ensure a liquid trading market for the shares.

   The shares are registered under the Exchange Act, which requires, among other things, that Hooker furnish certain information to its shareholders and the SEC and comply with the SEC's proxy rules in connection with meetings of the Hooker shareholders. It is a condition to the tender offer that the ESOP Trust's purchase of shares under the tender offer will not result in there being fewer than 300 record holders of Hooker's shares or otherwise making Hooker eligible for deregistration under the Exchange Act.

13. Legal Matters; Regulatory Approvals.

   The ESOP Trust is not, based on information provided by Hooker, aware of any license or regulatory permit that appears material to Hooker's business that might be adversely affected by the ESOP Trust's acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by the ESOP Trust as contemplated by the tender offer. Should any such approval or other action be required, the ESOP Trust presently contemplates that it will seek that approval or other action. The ESOP Trust is unable to predict whether it will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. The obligations of the ESOP Trust under the tender offer to accept for payment and pay for shares is subject to conditions. See Section 6.

14. Certain United States Federal Income Tax Consequences; Section 1042
Election.

   The following is a summary of certain federal income tax consequences to shareholders whose shares are purchased by the ESOP Trust pursuant to the tender offer. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable current and proposed United States Treasury Regulations, judicial authority and administrative rulings and practice, all of which are subject to change at any time, possibly with retroactive effect. As a result, the following statements and conclusions could be altered or modified. The discussion does not address shareholders whose shares are not capital assets, nor does it address shareholders who hold shares as part of a hedging, "straddle," conversion or other integrated transaction, or who received shares upon conversion of securities or exercise of warrants or other rights to acquire shares. The discussion does not address shareholders who acquired shares pursuant to the exercise of certain employee stock options or as a result of some other compensatory transfer, or to shareholders who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons). Furthermore, the discussion does not address any aspect of foreign, state or local taxation or estate or gift taxation.

   The federal income tax consequences set forth below are included for general information purposes only. Because individual circumstances may differ, each shareholder should consult such shareholder's own tax advisor to determine the applicability of the rules discussed below to such shareholder and the particular tax effects of the offer, including the application and effect of state, local and other income tax laws.

  General

   Except to the extent permitted under Section 1042 of the Code, as described below, a shareholder's receipt of cash for shares tendered in connection with the tender offer will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws). In general, a shareholder will recognize gain or loss in an amount equal to the difference between the shareholder's adjusted tax basis in the shares sold in connection with the tender offer and the amount of cash received for the shares. Gain or loss must be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) sold under the offer. Such gain or loss will be capital gain or loss, and will be treated as long-term gain or loss if, on the date of sale, the shares were held for more than one year.

   Under federal income tax backup withholding rules, payments in connection with the tender offer may be subject to "backup withholding" at a rate of 31%. In order to avoid backup withholding, each tendering shareholder, unless an exemption applies, must provide the depositary with such shareholder's correct taxpayer identification number and certify that such shareholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the letter of transmittal. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign individuals. Each shareholder should consult with the shareholder's own tax advisor as to the shareholder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

   All shareholders tendering shares pursuant to the offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the ESOP Trust and the depositary). Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the depositary, in order to avoid backup withholding. See Instructions 10 and 11 to the letter of transmittal.

  Deferral of Gain under Section 1042

   Any shareholder of Hooker, other than a shareholder that is a "C corporation" for federal income tax purposes, may be eligible under Section 1042 of the Code ("Section 1042") to elect to defer taxation of gain from the sale of the shareholder's shares in the tender offer to the extent that the shareholder reinvests the proceeds received in the sale in "qualified replacement property" and satisfies certain other requirements (as described below). If these requirements are met, the gain that would have been taxed at the time of the sale is instead taxed at the time the shareholder disposes of the qualified replacement property. The shareholder's basis in the qualified replacement property for purposes of computing gain on the sale of the qualified replacement property is reduced by the amount of gain not recognized by reason of the election under Section 1042. If the shareholder purchases more than one item of qualified replacement property, the basis of each item will be reduced by an amount determined by multiplying the total gain not recognized in the sale of the shares by a fraction, the numerator of which is the cost of the item of replacement property, and the denominator of which is the total cost of all items of qualified replacement property. The holding period of the shareholder's shares is added onto the holding period of the qualified replacement property for determining capital gains treatment on the disposition of the qualified replacement property. Section 1042 only applies to a sale of shares if the shareholder affirmatively elects for it to apply. The procedures for electing Section 1042 treatment are generally described below.

   An eligible shareholder may elect Section 1042 treatment if (1) the ESOP holds, immediately after the sale, at least 30% of the outstanding shares of Hooker, (2) the shares sold by the shareholder are "qualified securities" that have been held by the shareholder for at least three years prior to the date of the sale, (3) the shareholder reinvests the proceeds received from the sale in "qualified replacement property" within the required time periods, and (4) certain elections and other requirements are met (as described in greater detail below).

   Section 1042 deferral treatment is only available to eligible shareholders for the sale of shares that are "qualified securities." Qualified securities are shares of common stock issued by a domestic corporation that is treated as a "C corporation" for federal income tax purposes. In addition, the corporation that issued the shares cannot have had any stock outstanding that was readily tradable on an established securities market for the one-year period preceding the sale to the employee stock ownership plan. Hooker believes that the shares will meet both of these requirements at the time of the tender offer.

   Two other conditions also must be met in order for shares to be qualified securities. First, an eligible shareholder's shares must not have been received by the shareholder in a distribution from a tax-qualified retirement plan described in Section 401(a) of the Code, such as the ESOP. Second, a shareholder's shares cannot have been received by the shareholder under an employee stock option, employee stock purchase plan or other compensation arrangement, as described in Sections 83, 422, 423 of the Code (or certain predecessor provisions). If a shareholder cannot meet both of these conditions, the shareholder's shares will not be qualifying securities and gains on the sale of those shares cannot be deferred under Section 1042.

   For purposes of meeting the three-year holding period requirement described above, a shareholder may include the period that another shareholder held the shares if those shares were acquired from the first shareholder through certain untaxed transactions. Examples of transactions that would permit this include gifts, like-kind exchanges and transfers of shares in connection with a merger or reorganization.

   As also mentioned above, the proceeds received by the shareholder from the sale of the shareholder's shares must be used to purchase "qualified replacement property." This purchase must occur within the 15-month period beginning three months before the date on which the shareholder sells shares to the ESOP Trust. Qualified replacement property is stock, rights to acquire stock, bonds, debentures, notes, certificates or other debt securities with interest coupons or in registered form that have been issued by a U.S. operating corporation (not including Hooker or any of its affiliates). Securities issued by federal or state governments or agencies, such as Treasury notes, savings bonds and municipal bonds, are not considered qualified replacement property.

   For purposes of these rules, an operating corporation is a corporation of which more than 50% of the assets are used in the active conduct of a trade or business at the time of the purchase by the shareholder of the securities or by the end of the 15-month period described above. Financial institutions and insurance companies are generally deemed to be operating companies. In addition, the securities issued by a U.S. operating corporation will not constitute qualified replacement property unless the corporation has met certain limits on the amount of its gross receipts that constituted passive investment income for the tax year preceding the tax year in which the shareholder purchased the security. In light of these requirements, shareholders are urged to consult with their own tax advisors before purchasing replacement property with the proceeds from the sale of their shares in the tender offer.

  Procedural Requirements for Electing Section 1042 Treatment

   Eligible shareholders who wish to elect to have Section 1042 apply to the sale of their shares must attach a statement of election to their timely filed income tax return for the tax year in which the sale occurs. The statement of election must include certain information concerning the shares and the sale, such as a description of the shares, the number of shares sold, the date of the sale, the shareholder's adjusted basis in the shares, and the amount received by the shareholder as part of the sale.

   Shareholders must also file with that income tax return a "statement of consent" and a "statement of purchase." The statement of consent is a document that Hooker will provide to all shareholders who wish to elect Section 1042 treatment. The statement of consent affirms that Hooker will pay certain additional taxes if the ESOP fails to hold the qualified securities for at least three years, or if the ESOP allocates the qualified securities to certain ESOP participants who are prohibited from receiving allocations (as described below). The "statement of purchase" is a statement attesting to the purchase of qualified replacement property and designating that property as qualified replacement property. The statement must be signed and notarized within 30 days of the purchase of the qualified replacement property to which it relates. Failure to have any of these documents completed or to file any of these documents with the Internal Revenue Service in a timely manner may cause the shareholder to lose the ability to elect tax deferral treatment under Section 1042.

  ESOP Allocation Limits

   For a specified period following the tender offer, the ESOP will be prohibited from making allocations of shares acquired by the Trustee in the tender offer to any ESOP participant who made an election to have Section 1042 apply to the sale of his or her shares under the tender offer. The ESOP allocation restriction will also apply to relatives of the electing shareholder, as described in Code Section 267(b) (which includes brothers and sisters, spouses, ancestors, lineal descendants, trust beneficiaries, estate beneficiaries and partners in a partnership of which the electing shareholder is a partner) subject to a limited exception for lineal descendants. The allocation restrictions will be in place for as long as payments are made being made under the ESOP Term Loan (as described in Section 8), and in no event less than 10 years. The allocation restriction will also apply to any shareholder who owns more than 25% of Hooker's shares (including shares that are deemed to be owned by that shareholder through special attribution rules) during the one-year period following the tender offer or at any later date when an ESOP allocation is made of the shares acquired by the Trustee in the tender offer if any shareholder elects Section 1042 treatment in the tender offer and regardless of whether the 25% shareholder made such an election.

   In light of these allocation restrictions, eligible shareholders who are participants in the ESOP should carefully consider the effect of making a
Section 1042 election on their participation in the ESOP and the participation of their relatives or other related persons.

   The discussion set forth above is included for general information only. Shareholders are urged to consult their tax advisor to determine the particular tax consequences to them of the tender offer, including the applicability and effect of state, local and foreign tax laws.

15. Extension of the Tender Offer; Termination; Amendment; Subsequent Offering Period.

   The ESOP Trust expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the ESOP Trust to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension. The ESOP Trust also expressly reserves the right, in its sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the depositary and making a public announcement of such termination or postponement. The ESOP Trust's reservation of the right to delay payment for shares which it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that the ESOP Trust must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the ESOP Trust further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the ESOP Trust to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made under the tender offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the ESOP Trust may choose to make a public announcement, except as required by applicable law, the ESOP Trust shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire.

   If the ESOP Trust materially changes the terms of the tender offer or the information concerning the tender offer, the ESOP Trust will extend the tender offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (1) the ESOP Trust increases or decreases the price to be paid for shares or increases or decreases the number of shares being sought in the tender offer and, if an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this
Section 15, the tender offer will be extended at least until the expiration of such period of ten business days.

   Under certain circumstances Rule 14d-11 under the Exchange Act permits a bidder in a third-party tender offer to elect to accept and pay for securities tendered during an initial offering period and provide a subsequent offering period of three to 20 business days during which additional tenders will be accepted. No subsequent offering period is permitted under Rule 14d-11 in connection with this tender offer.

16. Fees and Expenses.

   All fees and expenses incurred by the ESOP Trust or Hooker in connection with the tender offer will be paid by Hooker. Hooker expects that the aggregate fees and expenses for Hooker and the ESOP Trust for the offer will be approximately $450,000.

   Hooker has retained U.S. Trust Company, N.A., to serve as the Trustee of the ESOP and to serve as an independent fiduciary of the ESOP for the purposes of reviewing the tender offer and determining whether to cause the ESOP Trust to participate in the tender offer. Hooker has agreed to pay U.S. Trust in its capacity as an independent fiduciary of the ESOP Trust a fee of $75,000 for the services performed by U.S. Trust in connection with the offer. In addition, Hooker has also agreed to reimburse the ESOP Trust or pay on behalf of the ESOP Trust all expenses incurred by the ESOP Trust in connection with the offer, including the fees and disbursements of its legal counsel and financial advisor, and to indemnify the Trustee and related parties against liabilities, including liabilities under the federal securities laws, arising out of U.S. Trust's engagement in connection with the offer.

   Hooker has retained Corporate Investor Communications, Inc. to act as information agent and First Union National Bank to act as depositary in connection with the tender offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the tender offer to beneficial owners. The information agent and the depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the ESOP Trust for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal securities laws. Hooker will pay all costs and expenses of printing and mailing the offer and any related legal fees and expenses.

   Mann Armistead has been retained as the exclusive financial advisor to the special committee of the Hooker Board of Directors in connection with the offer. Pursuant to the terms of Mann Armistead's engagement, Hooker has agreed to pay Mann Armistead for its services in connection with the offer and an aggregate financial advisory fee of $75,000, $30,000 of which is contingent upon the successful completion of the offer. The Company has also agreed to reimburse Mann Armistead for out-of-pocket expenses and to indemnify Mann Armistead and related parties against liabilities, including liabilities under the federal securities laws, arising out of Mann Armistead's engagement.

   Hooker has also retained ESOP Services, Inc. as a consultant and advisor in connection with the evaluation, structuring and execution of the tender offer. ESOP Services, Inc. will receive an aggregate fee of $104,500 for its services.

   No fees or commissions will be payable by the ESOP Trust or Hooker to brokers, dealers, commercial banks or trust companies (other than fees to the information agent as described above) for soliciting tenders of shares under the tender offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the depositary. The ESOP Trust, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the ESOP Trust, the information agent or the depositary for purposes of the tender offer. Hooker will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in this document and Instruction 6 in the related letter of transmittal.

17. Miscellaneous.

   The ESOP Trust is not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If the ESOP Trust becomes aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, the ESOP Trust will make a good faith effort to comply with the applicable law. If, after such good faith effort, the ESOP Trust cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be made on behalf of the ESOP Trust, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

   Pursuant to Rule 14d-1 and Rule 14d-3 under the Exchange Act, the ESOP Trust has filed with the SEC a Tender Offer Statement on Schedule TO which contain additional information with respect to the tender offer, and may file amendments thereto. Hooker has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Section 14(d)(4) and Rule 14d-9 under the Exchange Act, furnishing certain additional information about Hooker's and Hooker's Board of Directors' position concerning the tender offer, and Hooker may file amendments thereto. The Schedules TO and 14D-9 and any amendments and supplements to either Schedule, including exhibits, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in
Section 9 with respect to information concerning Hooker.

   The Trustee has not authorized any person to make any recommendation on behalf of the ESOP Trust as to whether you should tender or refrain from tendering your shares in the tender offer. The Trustee has not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this document or in the related letter of transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by the Trustee.

August 9, 2000

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

                                                                         ANNEX A

                        MANN, ARMISTEAD & EPPERSON, LTD.
                        INVESTMENT BANKERS and ADVISORS

                                 June 20, 2000

Special Committee of the Board of Directors
Hooker Furniture Corporation
440 East Commonwealth Boulevard
Martinsville, Virginia 24115

Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to Hooker Furniture Corporation (the "Company") of the proposed stock purchase by the Hooker Furniture Corporation Employee Stock Ownership Plan (the "ESOP Trust"). Under the proposal, the ESOP Trust would purchase up to 1.8 million shares of the Company's outstanding common stock ("Common Stock") through a public tender offer. The price offered would not exceed $12.50 per share and would be financed by a loan from the Company to the ESOP Trust in an amount of approximately $22.5 million. The source of the Company's loan to the ESOP Trust would be a commercial bank loan to the Company in approximately the same amount. Under the terms of the proposal, the ESOP Trust must acquire at least approximately 1.8 million shares of Common Stock. This would result in the ESOP Trust owning at least 30% of the outstanding shares of Common Stock which in turn would permit qualifying selling shareholders to take advantage of Internal Revenue Code section 1042 (and defer the taxation of gains from the sale of their shares to the ESOP Trust). We understand that if the required number of shares were not to be tendered, then the proposed transaction would not be completed.

   In arriving at our opinion, we, among other things: (i) reviewed the terms of the proposed tender offer, including the proposed terms of the commercial bank loan to the Company and the proposed terms of the loan from the Company to the ESOP Trust; (ii) met with the members of the Special Committee and directors, officers and certain members of management of the Company to discuss the business, financial condition, operating results and future prospects of the Company; (iii) reviewed the Company's Registration Statement on Form 10, and the amendments thereto, filed with the SEC, (iv) reviewed the Company's Annual Reports to Shareholders and related audited financial information for the five fiscal years ended November 30, 1999 and the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1999; (v) reviewed the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 1999, May 31, 1999, August 31, 1999 and February 29, 2000 as well as related management prepared financial information for the five months ended April 30, 1999 and April 30, 2000; (vi) reviewed management prepared financial and operational projections for the Company, pro forma financial statements and financial models illustrating the effect of the proposed tender offer under various scenarios, (vii) visited one of the Company's major operating facilities; (viii) reviewed certain publicly available information with respect to certain publicly traded furniture companies which we deemed relevant; (ix) reviewed certain merger and acquisition transactions in the furniture industry which we deemed relevant; (x) applied the results of the aforementioned public company and merger analysis to the Company's projected operating results to determine an estimated value for the Company assuming that the proposed stock purchase is completed compared to an estimated value of the Company assuming that the proposed stock purchase is not completed, and; (xi) considered such other financial studies, analysis, inquiries, economic, demographic and other matters as we deemed reasonable and appropriate.

   In rendering this opinion, we have relied upon the accuracy and completeness of all financial and other information furnished to us by, or on behalf of, the Company and other information that we considered in our review and we have not assumed any responsibility for independent verification of such information. We have relied upon the Company's management as to the reasonableness and achievability of its financial and operational forecasts and projections, and the assumptions and bases thereof and assumed that such forecasts and projections reflect the best currently available estimates and judgments of the Company's management and that such forecasts and projections will be substantially realized in the amounts and in the time periods currently estimated. During the course of our investigation nothing has come to our attention that indicates that such financial or other information or management prepared financial and operational forecasts and projections, including the assumptions and bases thereof, are unreasonable in any material respect. Our opinion herein is based on the facts and circumstances existing and known to us as of the date hereof. We did not undertake any independent valuation or appraisal of the assets owned by the Company, nor were we furnished with any such evaluations or appraisals. Consequently, we do not express any opinion regarding the value of any of the Company's specific assets. We have relied as to certain legal ESOP Trust and accounting matters on advice from the Company's counsel and independent public accountant and other advisors to the Company and its Board of Directors.

   Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us through, the date of this letter. Although subsequent developments may affect this opinion, we do not have any obligation to update or revise this opinion. Furthermore, we are not expressing any opinion herein as to the fairness, from a financial point of view, to the stockholders of Hooker Furniture Corporation of the proposed price to be offered by the ESOP Trust for the stock purchase. We did not review, nor were we requested to review, alternative investments for the Company in the amount proposed for the ESOP Trust stock purchase.

   Mann, Armistead & Epperson, Ltd., as part of its investment banking services, is regularly engaged in the valuation of private and public businesses and their securities in connection with mergers and acquisitions, competitive biddings and valuations for estate, corporate and other purposes, and acting as financial advisor in connection with other forms of strategic corporate transactions. Pursuant to our engagement in connection with this fairness opinion, we will receive a fee for our services in rendering said opinion, a substantial portion of which is contingent upon the consummation of the ESOP Trust stock purchase.

   The opinion expressed herein is provided for the benefit of the Special Committee of the Board of Directors of the Company. The opinion, and any supporting analyses or other material supplied by us, may be quoted, referred to, or used in any public filing or in any written document or other communication from the Company or the ESOP Trust to the shareholders of the Company, including without limitation any Schedule TO Tender Offer Statement and Schedule 14D-9 Solicitation/Recommendation Statement under the Securities Exchange Act of 1934, as amended, and any necessary or appropriate amendments thereto, and any other tender offer materials.

   Based on the foregoing considerations, it is our opinion that as of June 20, 2000 the proposed tender offer for Common Stock by the Company's ESOP Trust is fair, from a financial point of view, to the Company.

                                        Truly yours,

                                        MANN, ARMISTEAD & EPPERSON, LTD.

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   The letter of transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or such shareholder's broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

                    The depositary for the tender offer is:
                           First Union National Bank

              By mail:                      By hand/overnight delivery:


      First Union National Bank              First Union National Bank
     1525 West W.T. Harris Blvd.            1525 West W.T. Harris Blvd.
         Charlotte, NC 28288                    Charlotte, NC 28262
   Attn: Corporate Actions NC-1153        Attn: Corporate Actions NC-1153

                                 (800) 829-8432

   Any questions or requests for assistance may be directed to the information agent at its telephone number and address set forth below. Requests for additional copies of the offer to purchase, the related letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, shareholders are directed to contact the depositary.

                 The information agent for the tender offer is:
                    Corporate Investor Communications, Inc.
                               111 Commerce Road
                            Carlstadt, NJ 07072-2856
                         Call Toll Free (888) 512-3273
             Banks and brokerage firms please call: (201) 896-1900